MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS
Second Quarter Ended June 30, 2021

IAMGOLD CORPORATION Second Quarter 2021 Management’s Discussion and Analysis	1

INTRODUCTION

The following Management’s Discussion and Analysis (“MD&A”) of IAMGOLD Corporation (“IAMGOLD” or the “Company”), dated August 4, 2021, is intended to supplement and complement the unaudited condensed consolidated interim financial statements and notes thereto as at and for the three and six months ended June 30, 2021 ("consolidated interim financial statements"). This MD&A should be read in conjunction with IAMGOLD's audited annual consolidated financial statements and related notes as at and for the fiscal year ended December 31, 2020 and the related MD&A included in the 2020 annual report. All figures in this MD&A are in U.S. dollars and tabular dollar amounts are in millions, unless stated otherwise. Additional information on IAMGOLD can be found at www.iamgold.com. However, the information on the website is not in any way incorporated in or made a part of this MD&A.
ABOUT IAMGOLD

IAMGOLD is a mid-tier gold mining company operating in three regions globally: North America, South America and West Africa. Within these regions the Company is developing high potential mining districts that encompass operating mines and construction, development and exploration projects. The Company’s operating mines include Westwood in Canada, Rosebel (including Saramacca) in Suriname and Essakane in Burkina Faso. A solid base of strategic assets is complemented by the Côté Gold construction project ("Côté Gold") in Canada, the Boto Gold development project in Senegal, as well as greenfield and brownfield exploration projects in various countries located in the Americas and West Africa.
IAMGOLD employs approximately 5,000 people. IAMGOLD is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance ("ESG") practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the JSI index1.

IAMGOLD Mining District
Operating Mine
Construction / Development Project
Advanced Exploration
Ontario
CHIBOUGAMAU DISTRICT
Nelligan
Monster Lake
Grand Duc
Fayolle
CÔTÉ DISTRICT
Côté Gold
Westwood
Rouyn
Gosselin
Québec
ABITIBI DISTRICT
NORTH AMERICA
Rosebel (incl. Saramacca)
Suriname
ROSEBEL DISTRICT
French Guiana
SOUTH AMERICA
Senegal
Mali
ESSAKANE DISTRICT
Boto Gold
BAMBOUK DISTRICT
Essakane
Burkina Faso
Diakha-Siribaya
Karita
Guinea
WEST AFRICA

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1Jantzi Social Index (“JSI”). The JSI is a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60. It consists of companies which meet a set of broadly based environmental, social and governance rating criteria.

IAMGOLD CORPORATION Second Quarter 2021 Management’s Discussion and Analysis	2

FINANCIAL AND OPERATING HIGHLIGHTS

In the second quarter 2021, the Company faced certain challenges while also realizing a number of operational and project related milestones. On July 22, 2021, the Company announced a reduction in its production guidance and an increase in its costs guidance for 2021 as well as an increase in the costs estimate for Côté Gold. For more details and the Company's overall outlook, see "Outlook", and for individual mines and projects performance, see "Quarterly Updates". The operations generated $1.9 million in mine-site free cash flow1 and available liquidity at the end of the quarter was approximately $1.3 billion. The following table summarizes certain operating and financial results for the three months ended June 30, 2021, March 31, 2021 and June 30, 2020 and the six months ended June 30 (or YTD), 2021 and 2020 and certain measures of our financial position as at June 30, 2021, March 31, 2021 and December 31, 2020.

	Q2 2021	Q1 2021	Q2 2020	YTD 2021	YTD 2020
Key Operating Statistics
Gold production – attributable (000s oz)	139	156	155	295	325
Gold sales – attributable (000s oz)	135	153	153	288	312
Average realized gold price[1] ($/oz)	$1,800	$1,781	$1,724	$1,788	$1,663
Cost of sales[2] ($/oz sold) – attributable	$1,150	$1,075	$1,030	$1,110	$1,042
Cash costs[1] ($/oz sold) – attributable	$1,102	$1,031	$961	$1,064	$990
All-in sustaining costs[1] ($/oz sold) – attributable	$1,422	$1,238	$1,189	$1,324	$1,210
Financial Results[3] ($ millions, except where noted)
Revenues	$265.6	$297.4	$284.6	$563.0	$559.1
Gross profit	$27.9	$44.2	$56.3	$72.1	$88.2
EBITDA[1]	$87.0	$113.8	$105.7	$200.8	$146.4
Adjusted EBITDA[1]	$84.8	$100.1	$102.5	$184.9	$179.9
Net earnings (loss) attributable to equity holders	$(4.5)	$19.5	$25.5	$15.0	$(8.9)
Adjusted net earnings (loss) attributable to equity holders[1]	$(3.6)	$6.2	$20.1	$2.6	$16.5
Net earnings (loss) per share attributable to equity holders	$(0.01)	$0.04	$0.05	$0.03	$(0.02)
Adjusted net earnings (loss) per share attributable to equity holders[1]	$(0.01)	$0.01	$0.04	$0.01	$0.03
Net cash from operating activities before changes in working capital[1]	$54.9	$82.5	$79.0	$137.4	$151.8
Net cash from operating activities	$37.3	$101.7	$72.4	$139.0	$116.4
Mine-site free cash flow[1]	$1.9	$89.5	$53.0	$91.4	$65.5
Capital expenditures[4] – sustaining	$23.9	$13.7	$20.4	$37.6	$35.2
Capital expenditures[4] – expansion	$128.4	$88.8	$37.8	$217.2	$90.5
	June 30	March 31	December 31	June 30	December 31
	2021	2021	2020	2021	2020
Financial Position ($ millions)
Cash, cash equivalents and short-term investments	$829.8	$967.8	$947.5	$829.8	$947.5
Long-term debt	$456.5	$466.7	$466.6	$456.5	$466.6
Net cash[1]	$292.3	$427.0	$400.8	$292.3	$400.8
Available credit facility	$498.2	$498.2	$498.3	$498.2	$498.3
1Throughout this MD&A, we use the terms average realized gold price per ounce sold, cash costs, cash costs per ounce sold, all-in sustaining costs and all-in sustaining costs per ounce sold, net cash from operating activities before changes in working capital, mine-site free cash flow, net cash, earnings before income taxes, depreciation and amortization ("EBITDA"), adjusted EBITDA and adjusted net earnings (loss) attributable to equity holders, all of which are non-GAAP performance measures with no standard meaning under International Financial Reporting Standards ("IFRS") and are further discussed in the Non-GAAP Performance Measures section.
2Throughout this MD&A, cost of sales, excluding depreciation, is disclosed in note 28 of the consolidated interim financial statements.
3Financial results from continuing operations.
4Throughout this MD&A, capital expenditures represent cash expenditures for property, plant and equipment and exploration and evaluation assets.

IAMGOLD CORPORATION Second Quarter 2021 Management’s Discussion and Analysis	3

Attributable Gold Production (000s oz)
155
20
52
83
156
7
47
102
139
8
25
106
Q2 2020
Q1 2021
Q2 2021
Essakane
Rosebel
Westwood

Gross Margin
20%
15%
11%
$284.6
$228.3
$297.4
$253.2
$265.6
$237.7
Q2 2020
Q1 2021
Q2 2021
Revenue ($ millions)
Cost of sales ($ millions)
Gross margin (%)

Q2 2021 vs Q1 2021 Revenues
($ millions)
$297.4
$2.7
$(34.3)
$(0.2)
$265.6
Q1 2021
Price
Volume
Other
Q2 2021

Q2 2021 vs Q2 2020 Revenues
($ millions)
$10.9
$(29.5)
$(0.4)
$284.6
$265.6
Q2 2020
Price
Volume
Other
Q2 2021

Cost of sales¹, Cash costs¹,² and
All-in sustaining costs¹,²
153
153
135
$1,030
$961
$1,189
$1,075
$1,031
$1,238
$1,150
$1,102
$1,422
Q2 2020
Q1 2021
Q2 2021
Cost of sales¹ ($/oz sold)
Cash costs¹,² ($/oz sold)
All-in sustaining costs¹,² ($/oz sold)
Attributable sales (000s oz)

Net cash from operating activities and
Mine-site free cash flow²
$1,724
$1,781
$1,800
$72.4
$53.0
$101.7
$89.5
$37.3
$1.9
Q2 2020
Q1 2021
Q2 2021
Net cash from operating activities ($ millions)
Mine-site free cash flow² ($ millions)
Average realized gold price² ($/oz)

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1Cost of sales, excluding depreciation, cash costs and all-in sustaining costs, are expressed on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel).
2This is a non-GAAP performance measure. See "Non-GAAP Performance Measures".

IAMGOLD CORPORATION Second Quarter 2021 Management’s Discussion and Analysis	4

Q2 2021 vs Q1 2021 All-in sustaining costs¹
($/oz sold)
$1,238
$(59)
$70
$173
$1,422
Q1 2021
Operating and other costs
Sustaining capex
Sales volume
Q2 2021

Q2 2021 vs Q2 2020 All-in sustaining costs[1]
($/oz sold)
$1,189
$46
$24
$163
$1,422
Q2 2020
Operating and other costs
Sustaining capex
Sales volume
Q2 2021

Q2 2021 vs Q1 2021 Mine-site free cash flow[1]
($ millions)
$89.5
$(67.5)
$(20.1)
$1.9
Q1 2021
Operating cash flow
Capital expenditures
Q2 2021

Q2 2021 vs Q2 2020 Mine-site free cash flow[1]
($ millions)
$53.0
$(33.7)
$(17.4)
$1.9
Q2 2020
Operating cash flow
Capital expenditures
Q2 2021

Summary of Financial and Operating Results2

Contributors to Change		Q2 2021 vs. Q1 2021
Financial
Revenues	s
$265.6 million, down $31.8 million or 11%, primarily due to lower sales volume at Rosebel ($34.7 million) and Westwood ($2.4 million), partially offset by higher sales volume at Essakane ($2.8 million) and a higher realized gold price ($2.7 million or $18 per ounce).

Cost of sales	s
$237.7 million, down $15.5 million or 6%, due to lower operating costs as a result of lower production at Rosebel ($10.0 million), lower royalties ($1.2 million) and lower depreciation expense ($4.3 million).

Depreciation expense	s	$69.7 million, down $4.3 million or 6%, primarily due to lower production at Rosebel.
General and administrative expenses	r
$11.8 million, up $2.4 million or 26%, primarily due to higher salaries ($1.4 million), consulting fees ($0.6 million), administration costs ($0.6 million) and depreciation ($0.2 million), partially offset by lower share-based payments ($0.4 million).

Exploration expenses	r	$12.0 million, up $4.4 million due to increased activity in accordance with the 2021 plan.
EBITDA and adjusted EBITDA	s	$87.0 million and $84.8 million, compared with $113.8 million and $100.1 million.
Income tax expense	r
$11.2 million, up $0.7 million, comprised of current income tax expense of $13.3 million (first quarter 2021 - $12.4 million) and deferred income tax recovery of $2.1 million (first quarter 2021 - recovery of $1.9 million).

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1This is a non-GAAP performance measure. See "Non-GAAP Performance Measures".
2Financial results from continuing operations.

IAMGOLD CORPORATION Second Quarter 2021 Management’s Discussion and Analysis	5

Contributors to Change		Q2 2021 vs. Q1 2021
Financial
Net earnings (loss) attributable to equity holders	s
$(4.5) million, or $(0.01) per share, compared with net earnings of $19.5 million, or $0.04 per share. The decrease was primarily due to lower gross profit ($16.3 million) and lower interest income, derivatives and other investment gains ($7.5 million), primarily due to the gain on sale of the Company's non-core royalty portfolio in the previous quarter ($35.7 million), partially offset by an additional gain on sale of the royalties ($10.2 million) in the current quarter and insurance recoveries ($10.2 million). The decrease was also partially offset by higher foreign exchange gains ($7.3 million).

Adjusted net earnings (loss) attributable to equity holders	s	$(3.6) million, or $(0.01) per share, compared with adjusted net earnings of $6.2 million, or $0.01 per share.
Net cash from operating activities before changes in working capital	s	$54.9 million, down $27.6 million, primarily due to the factors noted below.
Net cash from operating activities	s
$37.3 million, down $64.4 million, primarily due to unfavourable movements in non-cash working capital items due to a decrease in cash from receivables and other current assets ($37.7 million) and to an increase in cash used in inventories and non-current ore stockpiles ($23.7 million), partially offset by a decrease in cash used in accounts payable and accrued liabilities ($24.6 million). Lower earnings after non-cash adjustments ($18.8 million) and higher income taxes paid ($13.4 million) also contributed to the decrease.

Mine-site free cash flow	s
$1.9 million, down $87.6 million, primarily due to lower operating cash flow at Rosebel ($45.8 million) and Essakane ($22.4 million) and higher capital expenditures at Essakane ($10.0 million) and Rosebel ($7.8 million).

Financial Position
Cash, cash equivalents, short-term investments and restricted cash	s	$867.6 million comprised of cash and cash equivalents of $824.9 million, short-term investments of $4.9 million and restricted cash of $37.8 million, down $137.7 million from March 31, 2021.
Operating
Attributable gold production	s
139,000 ounces, down 17,000 ounces or 11%, due to lower production at Rosebel (22,000 ounces) as a result of the factors discussed under "Quarterly Updates – South America – Rosebel District – Operational Insights", partially offset by increased production at Essakane (4,000 ounces) as a result of increased head grades and higher production at Westwood following the commencement of underground operations (1,000 ounces).

Attributable gold sales	s	135,000 ounces, down 18,000 ounces or 12%, due to lower sales volume at Rosebel (19,000 ounces) and Westwood (1,000 ounces), partially offset by higher sales volume at Essakane (2,000 ounces).

Capital expenditures – sustaining	r	$23.9 million, up 10.2 million or 74%, primarily due to higher spending at Essakane ($5.9 million), Rosebel ($2.9 million) and Westwood ($1.7 million).
Capital expenditures – expansion	r
$128.4 million, up $39.6 million or 45%, primarily due to higher spending at Côté Gold ($36.3 million), Rosebel ($4.9 million) and Essakane ($4.1 million), partially offset by lower spending at Boto Gold ($6.3 million).

Cost of sales per ounce sold	r
$1,150, up 7%, primarily due to higher unit costs primarily driven by lower sales volume at Rosebel and higher costs including as a result of the restart of underground mining at Westwood. Included was the positive impact of realized derivative gains of $15 per ounce sold (first quarter 2021 - $5 gain).

Cash costs per ounce sold	r	$1,102, up 7%, due to the reasons noted above for Rosebel and Westwood.
All-in sustaining costs per ounce sold	r
$1,422, up 15%, primarily due to higher cost of sales per ounce sold and higher sustaining capital expenditures of $70 per ounce sold, partially offset by the positive impact of realized derivative gains of $22 per ounce sold (first quarter 2021 - $11 gain).

Contributors to change		Q2 2021 vs. Q2 2020
Financial
Revenues	s
$265.6 million, down $19.0 million or 7%, primarily due to lower sales volume at Rosebel ($51.2 million) and Westwood ($24.0 million), partially offset by higher sales volume at Essakane ($45.6 million) and a higher realized gold price ($10.9 million or $74 per ounce).

Cost of sales	r	$237.7 million, up $9.4 million or 4%, due to higher depreciation expense ($11.3 million) and higher royalties ($1.1 million), partially offset by lower operating costs ($3.0 million).

IAMGOLD CORPORATION Second Quarter 2021 Management’s Discussion and Analysis	6

Contributors to change		Q2 2021 vs. Q2 2020
Financial
Depreciation expense	r
$69.7 million, up $11.3 million or 19%, primarily due to higher depreciation of capitalized stripping due to higher production at Essakane, as the mine sequenced into ore rich zones, partially offset by the reclassification of depreciation at Westwood to care and maintenance.

General and administrative expenses	r
$11.8 million, up $3.1 million or 36%, primarily due to higher salaries ($2.6 million), consulting fees ($1.3 million) and administration costs ($1.1 million), partially offset by the positive impact of realized derivative gains ($1.4 million) and lower share-based payments ($0.5 million).

Exploration expenses	r	$12.0 million, up $7.0 million due to an increase in activities versus a curtailment of activities in Q2 2020 due to COVID.
EBITDA and adjusted EBITDA	s	$87.0 million and $84.8 million, compared with $105.7 million and $102.5 million.
Income tax expense	s
$11.2 million, down $3.1 million, comprised of current income tax expense of $13.3 million (second quarter 2020 - $13.3 million) and deferred income tax recovery of $2.1 million (second quarter 2020 - expense of $1.0 million).

Net earnings (loss) attributable to equity holders	s
$(4.5) million, or $(0.01) per share, compared with net earnings of $25.5 million, or $0.05 per share. The decrease was primarily due to lower gross profit ($28.4 million) and higher exploration expenses ($7.0 million), partially offset by lower other expenses ($6.7 million).

Adjusted net earnings (loss) attributable to equity holders	s	$(3.6) million, or $(0.01) per share, compared with adjusted net earnings of $20.1 million, or $0.04 per share.
Net cash from operating activities before changes in working capital	s	$54.9 million, down $24.1 million, primarily due to the factors noted below.
Net cash from operating activities	s
$37.3 million, down $35.1 million, primarily due to lower earnings after non-cash adjustments ($18.8 million), higher income taxes paid ($16.8 million) and unfavourable movements in non-cash working capital items due to an increase in cash used in inventory and non-current ore stockpiles ($11.5 million) and to a decrease in cash from receivables and other current assets (9.4 million), partially offset by a decrease in cash used in accounts payable and accrued liabilities ($9.9 million) and higher cash receipts from settlement of derivatives ($9.1 million).

Mine-site free cash flow	s
$1.9 million, down $51.1 million, primarily due to lower operating cash flow at Rosebel ($56.0 million) and Westwood ($24.5 million), higher capital expenditures at Rosebel ($10.6 million) and Essakane ($8.2 million), partially offset by higher operating cash flow at Essakane ($46.9 million).

Operating
Attributable gold production	s
139,000 ounces, down 16,000 ounces or 10%, due to lower production at Rosebel (27,000 ounces) as a result of the factors noted under "Quarterly Updates – South America – Rosebel District – Operational Insights" and Westwood (12,000 ounces) as the underground operations were in care and maintenance for the first two months of Q2 2021, partially offset by higher production at Essakane (23,000 ounces) due to increased head grades.

Attributable gold sales	s	135,000 ounces, down 18,000 ounces or 12%, due to lower sales volume at Rosebel (28,000 ounces) and Westwood (14,000 ounces), partially offset by higher sales volume at Essakane (24,000 ounces).
Capital expenditures – sustaining	r	$23.9 million, up $3.5 million or 17%, primarily due to higher spending at Essakane ($2.4 million) and Rosebel ($1.6 million), partially offset by lower spending at Westwood ($0.4 million).
Capital expenditures – expansion	r	$128.4 million, up $90.6 million or 240%, primarily due to higher spending on Côté Gold ($72.3 million), capitalized stripping at Essakane and Rosebel ($8.3 million) and Boto Gold ($4.5 million).
Cost of sales per ounce sold	r
$1,150, up 12%, primarily due to higher unit costs primarily driven by lower sales volume at Rosebel and higher costs including as a result of the restart of underground mining at Westwood. Included was the positive impact of realized derivative gains of $15 per ounce sold (second quarter 2020 - $32 loss).

Cash costs per ounce sold	r	$1,102, up 15%, due to the reasons noted above for Rosebel and Westwood.
All-in sustaining costs per ounce sold	r
$1,422, up 20%, primarily due to higher cost of sales per ounce sold and higher sustaining capital expenditures of $24 per ounce sold, partially offset by the positive impact of realized derivative gains of $22 per ounce sold (second quarter 2020 - $35 loss).

IAMGOLD CORPORATION Second Quarter 2021 Management’s Discussion and Analysis	7

Global COVID-19 Pandemic
The global COVID-19 pandemic continues to evolve. Despite widespread mass immunization programs limiting the spread of the virus in many countries, including Canada, the emergence of new variants has been causing infection rates to increase in certain areas during the second quarter, particularly among unvaccinated populations, including in Suriname. The lifting of restrictions on the movement of people and goods, social distancing measures, restrictions on group gatherings, quarantine requirements and contact tracing varies from country to country and often within countries. The Company continues to closely monitor developments and is taking necessary measures to manage the impact of the COVID-19 pandemic on its operations, construction and development projects and exploration activities. The Company is managing the financial and operational challenges of COVID-19 while addressing the needs of its employees. The Company continues to work closely with local and national governments and communities on limiting the impact of the COVID-19 pandemic on its people and business and supporting local efforts to manage the pandemic.
The previously implemented protocols remain in place at our operations and our construction and development project sites to protect the health and safety of employees, contractors and local communities in response to the COVID-19 pandemic. Our procedures include sanitary measures recommended by health authorities; restricting site access to employees, contractors and incoming supplies; screening processes (the use of external laboratories for PCR testing, the use of antigen test kits and the use of thermal cameras to check temperatures before entering the sites), physical distancing and the use of personal protective equipment. See "Quarterly Updates" for more information on each site.
KEY STRATEGIC OBJECTIVES

The Company's key strategic objectives are focused on three pillars: Operational Excellence, Growth and Financial Performance.
Operational Excellence
Despite the challenging operating environment experienced in the second quarter, the Company continues to seek opportunities to improve operational performance in a cost effective, safe and responsible manner. The Company will be commencing a global “I AM ALL IN” improvement program with the assistance of an external third party consultant. Updates on this program will be provided as productivity and cost improvements are identified, validated and implemented.
Essakane produced 106,000 ounces in the second quarter and 208,000 ounces in the first half of 2021, even with lower gold recovery when processing ore with high graphitic content, as a result of operational efficiencies and the completion of the mill upgrade. Essakane's 2021 attributable production guidance has been increased to 390,000 to 400,000 ounces to reflect the higher production in the first half of 2021.
A business recovery plan for underground mining operations at Westwood has been in progress with a focus on safety following the seismic activity at the end of 2020. Underground operations in the East Zone recommenced in June 2021. Westwood's 2021 production guidance has been reduced to 35,000 to 45,000 ounces primarily to reflect additional safety measures through the implementation of enhanced ground support and egresses, lower productivity and slower-than-expected ramp-up of personnel.
Mining activities at Rosebel were primarily impacted in the second quarter by difficult operating conditions caused by a significant increase in COVID-19 cases, continuing unusually heavy rains, certain operational and mechanical difficulties and challenging industrial relations up until the resolution of the collective bargaining agreement in May. Due to these factors, 2021 attributable production guidance has been adjusted downward to 140,000 to 160,000 ounces. The Company continued to progress towards the completion of the remaining Saramacca infrastructure with delays experienced due to weather, lodging restrictions and hauling availability.
Growth
The Company is focusing its activities in high potential mining districts in North America, South America and West Africa, which encompass operating mines, construction, development and exploration projects. In line with its objectives of generating increased positive free cash flows, the Company is targeting attributable gold production of one million ounces per annum and all-in sustaining costs of less than $1,000 per ounce by 2025 as a result of the completion of Côté Gold in 2023.
The Company announced on July 22, 2021 that a project review had identified certain estimated project costs increases at Côté Gold. The Company’s 70% share of updated estimated project costs from July 1, 2020, net of leasing, is now estimated at $1,125 million to $1,175 million (exclusive of expenditures prior to such date) at a USDCAD exchange rate of 1.30 compared to the previous estimate of $875 million to $925 million at a USDCAD exchange rate of 1.35. The Company’s remaining 70% share of project costs estimate from July 1, 2021, based on these assumptions, is estimated at $930 million to $980 million.
Major earthworks, water re-alignment work and expansion of the camp are progressing, with the project overall 27% complete at June 30, 2021. The project schedule remains on track for commercial production in the second half of 2023.
Financial Performance
The Company has been focused on maintaining a strong balance sheet to appropriately position itself for the construction of Côté Gold. Cash, cash equivalents and short-term investments totaled $829.8 million at June 30, 2021. Total available liquidity at June 30, 2021 was $1.3 billion, with the maturity date of the Company’s largely undrawn $490 million credit facility extended to January 31, 2025. Mine-site free cash flow totaled $1.9 million for the second quarter and $91.4 million for the first half of 2021. Assuming the continuation of prevailing commodity prices, exchange rates, and operations performing in accordance with updated guidance mine plans, the Company believes it has adequate liquidity to implement its near-term operational plans and complete the development of Côté Gold.

IAMGOLD CORPORATION Second Quarter 2021 Management’s Discussion and Analysis	8

OUTLOOK

Operating Performance
Total attributable production guidance for 2021 has been reduced due to lower actual production in the first half of 2021 from the Westwood and Rosebel mines and their lower anticipated output for the remainder of 2021 for the reasons noted below, partially offset by higher production at the Essakane mine in the first half of 2021. Total per-ounce costs guidance for 2021 has been increased mainly to reflect the lower total attributable production guidance and cost pressures experienced in the first half of the year, certain of which are expected to continue in the second half of 2021, along with a stronger Canadian dollar and euro. All-in sustaining costs per ounce sold guidance is expected to be impacted by the factors noted above and also reflects planned increased spending on sustaining capital investments in the second half of 2021.

	Actual YTD 2021	Updated Full Year Guidance 2021[1]	Previous Full Year Guidance 2021[2]
Essakane (000s oz)	208	390 – 400	365 – 390
Rosebel (000s oz)	72	140 – 160	220 – 245
Westwood (000s oz)	15	35 – 45	45 – 65
Total attributable production (000s oz)	295	565 – 605	630 – 700

Cost of sales[3] ($/oz sold)	$1,110	$1,155 – $1,190	$980 – $1,030
Cash costs[3,4] ($/oz sold)	$1,064	$1,115 – $1,150	$930 – $980
All-in sustaining costs[3,4] ($/oz sold)	$1,324	$1,395 – $1,435	$1,230 – $1,280
Depreciation expense ($ millions)	$143.7	$295 – $305	$ 295 – $305
Income taxes[5] ($ millions)	$28.4	$45 – $55	$45 – $55
1The updated full year guidance is based on the following 2021 full year assumptions: average realized gold price of $1,745 per ounce, USDCAD exchange rate of 1.22, EURUSD exchange rate of 1.20 and average crude oil price of $65 per barrel.
2The previous full year guidance was based on the following 2021 full year assumptions: average realized gold price of $1,750 per ounce, USDCAD exchange rate of 1.30, EURUSD exchange rate of 1.19 and average crude oil price of $47 per barrel.
3Consists of Essakane, Rosebel and Westwood on an attributable basis of 90%, 95% and 100%, respectively.
4This is a non-GAAP performance measure. See "Non-GAAP Performance Measures".
5Cash tax payments do not occur evenly by quarter, because payments reflect final payments in respect of the prior year and installments due at different prescribed times for different countries.
Capital Expenditures1
Total capital expenditures for 2021 are expected to increase from approximately $710 million to $745 million, primarily as a result of expected capital expenditures increases at Côté Gold. Site capital expenditures estimates are expected to be lower at $260 million than the previously provided guidance of $295 million primarily due to an expected reduction in planned work at Essakane and Rosebel. Côté Gold's estimated 2021 capital expenditures are expected to increase from $355 million in the Company's previous 2021 guidance to $430 million.

	Actual YTD 2021			Updated Full Year Guidance 2021			Previous Full Year Guidance 2021
($ millions)	Sustaining[2]	Expansion[3]	Total	Sustaining[2]	Expansion[3]	Total	Sustaining[2]	Expansion[3]	Total
Essakane	$16.7	$33.1	$49.8	$45	$95	$140	$60	$90	$150
Rosebel[4]	18.1	26.5	44.6	40	60	100	50	75	125
Westwood	2.5	1.8	4.3	15	5	20	10	10	20
	37.3	61.4	98.7	100	160	260	120	175	295
Côté Gold (70%)[4]	—	133.1	133.1	—	430	430	—	355	355
Boto Gold	—	22.7	22.7	—	55	55	—	60	60
Corporate	0.3	—	0.3	—	—	—	—	—	—
Total[5,6,7] (±5%)	$37.6	$217.2	$254.8	$100	$645	$745	$120	$590	$710
1100% basis, unless otherwise stated.
2Sustaining capital includes capitalized stripping at Essakane of (i) $nil in YTD 2021, (ii) $nil for the updated full year 2021 guidance, and (iii) $10 million for the previous full year 2021 guidance.
3Expansion capital includes capitalized stripping of (i) $22.1 million for Essakane and $14.9 million for Rosebel in YTD 2021, (ii) $70 million for Essakane and $30 million for Rosebel for the updated full year 2021 guidance, and (iii) $65 million for Essakane and $45 million for Rosebel for the previous full year 2021 guidance.
4Rosebel includes Saramacca at 70%. In addition to approximately $430 million in capital expenditures estimated for Côté Gold, the Company expects to spend an additional $11 million in non-capital costs for total estimated 2021 project costs of approximately $441 million.
5Includes $13 million of capitalized exploration and evaluation expenditures also included in the Exploration Outlook guidance table.
6Capitalized borrowing costs are not included.
7In addition to the above capital expenditures, $21 million in total principal lease payments are expected.

IAMGOLD CORPORATION Second Quarter 2021 Management’s Discussion and Analysis	9

Sustaining capital expenditures are expected to increase in the second half of 2021, compared to the first half, reflecting the timing of spend on major projects at Essakane and Rosebel, alongside increased development costs reflecting the resumption of underground operations at Westwood. Expansion capital expenditures are expected to increase in the second half of 2021, primarily reflecting construction progress at Côté Gold as well as increased expansionary stripping campaigns anticipated in the second half of the year at Essakane and Rosebel.
Exploration

	Actual YTD 2021			Full Year Guidance 2021
($ millions)	Capitalized	Expensed	Total	Capitalized	Expensed	Total
Exploration projects – greenfield	$—	$14.8	$14.8	$—	$33	$33
Exploration projects – brownfield[1]	5.3	4.0	9.3	13	10	23
	$5.3	$18.8	$24.1	$13	$43	$56
1Exploration projects - brownfield includes planned near-mine exploration and resource development of (i) $5.3 million for YTD 2021, and (ii) $13 million for the full year 2021 guidance.
ENVIRONMENTAL, SOCIAL AND GOVERNANCE

The Company is committed to:
•Maintaining its culture of accountable mining through high standards of ESG practices; and
•The principle of Zero Harm®, in every aspect of its business, with particular emphasis on respecting the natural environment, building strong community partnerships and putting the health and safety of the Company's employees first.
The Company implemented the Toward Sustainable Mining framework at all its operations and is working towards the implementation of the World Gold Council’s Responsible Gold Mining Principles. ESG policies, systems and practices are embedded throughout the business and the Company reports annually on its ESG performance via its Global Reporting Initiative compliant Health, Safety and Sustainability Report.
Environmental
The Company recognizes that mining activities are energy intensive and generate significant greenhouse gas emissions. The fight against climate change ultimately requires the mining industry to prioritize responsible energy use, improve efficiencies and explore new options for fuel switching and renewables. The Company is working at both the global and local level to advance these priorities and to reduce the Company’s carbon footprint. An external review of the Company’s greenhouse gas emissions profile across all sites is in progress. The external review will inform the development of an action plan for achieving net zero emissions, which the Company intends to announce in 2022.
Social
Health and Safety
Health and safety is core to the Company’s relentless pursuit of its Zero Harm® vision. Through various programs, the Company continuously promotes a safe work environment and a wellness program at all sites. The DART (days away, restricted, transferred duty) frequency rate was 0.35 and the TRI (total recordable injuries) frequency rate was 0.70 in the second quarter 2021, with a decrease from first quarter 2021 of 0.11 and an increase of 0.03, respectively. Côté Gold has achieved over 2 million hours without lost time.
Social and Economic Development
The Company is continuously exploring opportunities for investing and partnering with communities impacted by its operations. At both Essakane and Rosebel, the Company has committed to establishing and seeding community funds. Going forward, the bulk of our funding for community investment initiatives at these sites will flow through these dedicated community funds to ensure consistent funding on a year-to-year basis, thereby avoiding the uncertainty of annual budgetary reviews. This is a particularly important change in the context of a highly cyclical industry like gold mining.
The Rosebel Community Fund was funded. The Company has also committed to making an annual contribution of 0.25% of annual revenues to the Suriname Environmental & Mining Foundation. The Company finalized its participation in the Mining Fund for Local Development in Burkina Faso, which was established by the government. As part of its agreement, the Company contributed $14.5 million to this fund from 2017 to 2020, with a commitment to contribute 1% of annual revenues going forward. At Essakane, the Company has engaged in discussions with the United Nations Development Programme office in Burkina Faso for partnership to strengthen local community capacity in governance and implement development and social projects (economic infrastructure, health, training and income generating activities for youth and women) in the four neighboring communities.
The Company is engaged in discussions with the Abitibiwinni First Nation on a potential project agreement relating to Westwood as well as potential satellite deposits to the Westwood complex, such as the Fayolle Property.
At Côté Gold, the Company, the Métis Nation of Ontario and Sumitomo Metal Mining Co. Ltd (“SMM”) celebrated the signing of an impact and benefits agreement (“IBA”) on June 28, 2021. In addition to the existing IBA with Mattagami First Nation and Flying Post First Nation, the Company has completed all of the IBAs it expects to complete relating to the project.

IAMGOLD CORPORATION Second Quarter 2021 Management’s Discussion and Analysis	10

At Boto Gold, the Company is progressing with its community development projects, focusing on basic infrastructure to surrounding communities. Potable water boreholes and distribution systems were upgraded in the larger communities of Saraya and Medina Bafe. In addition, Saraya’s sanitary blocks with latrines were built at the high school hosting over 700 students.
Diversity, Equity and Inclusion
The Company unequivocally condemns inequity, discrimination and hatred in all its forms. One of the Company's values is to conduct itself with respect and embrace diversity. The Company has established a Diversity, Equity and Inclusion Steering Committee and Employee Council groups to further enhance the Company's strong commitment to these important values through data collection, education, awareness and action planning at a global level.
Governance
Early this year, the Board adopted new diversity and renewal guidelines, reflecting governance best practices. In terms of diversity, the Board agreed that its membership should comprise, at a minimum, the greater of (i) two and (ii) 30%, female directors. With respect to renewal, it was decided that the average tenure of the Board should not exceed ten years and that no director should serve as the chair of the Board or the chair of any committee for more than ten years. The guidelines were immediately implemented by the Board, with a view to ensuring new and diverse perspectives and ideas of its members on an ongoing basis, while also ensuring continuity and orderly Board succession. Currently, women represent approximately 29% of the directors, or 33% of the independent directors and the average tenure of the Board is approximately 5.5 years. The Board is continuing with its ongoing renewal process in the near term.
Recent Highlights
•On June 30, 2021, Corporate Knights released its Best 50 list, which identifies the top 50 Canadian corporate citizens across all sectors evaluated based on up to 24 environmental, social, governance and economic key performance indicators. The Company placed 44th across all corporate sectors and 8th out of 122 companies in the mining sector.
•The Company is included in the 2021 Bloomberg Gender Equality Index for the 3rd consecutive year and recognized among 380 global companies that foster a more inclusive and equitable workplace.
•At Rosebel, the project funded by Rosebel Community Fund and the Government of Suriname to install solar LED street lights for public security, electrification and potable water supplies in communities around Rosebel and Saramacca, is estimated to be completed by the first quarter 2022.
•A proposal to advance Phase II of the Company's public-private partnership with Canada’s government, One Drop Foundation and Cowater on the Triangle d’Eau Project to bring potable water to an additional 75,000 people, was formally submitted on June 1, 2021 to the Canadian government. A decision on the proposal is expected in early 2022.
•In response to the urgent need for COVID-19 vaccinations globally, in April 2021, the Company committed to contribute $250,000 to UNICEF to support the International ACT-A / COVAX Emergency Response. ACT-A (Access to COVID-19 Tools Accelerator) is a global collaboration to accelerate the distribution of COVID-19 vaccines, strengthen core health systems, assist low and middle income countries beyond the pandemic and mitigate the public health and economic impact in West and Central Africa.
•In partnership with Giants of Africa, the Company is investing $950,000 in a 4-year program, starting in 2021, aimed at encouraging the development of youth through sports. The joint project implementation has started with the first project being constructed in Ouagadougou at the City Youth Center.
•The Company is a sponsor of the Artemis Project, which aims to promote female business owners and entrepreneurs in the mining sector. Artemis members include innovative and award-winning social and natural scientists with over 500 years of combined practical and global sector experience, 75% of whom are engineers.

IAMGOLD CORPORATION Second Quarter 2021 Management’s Discussion and Analysis	11

QUARTERLY UPDATES

West Africa

Essakane District, Burkina Faso
The Essakane District includes the Essakane Mine, the Falagountou Deposit and the surrounding mining lease and exploration concessions totaling approximately 1,000 square kilometres. Ongoing exploration programs continue to evaluate a number of prospects and target areas for the presence of mineralized zones which could have potential to support future satellite mining operations, within 15 kilometres of the Essakane mill.
Essakane Mine (IAMGOLD interest – 90%)1

	Q2 2021	Q1 2021	Q2 2020	YTD 2021	YTD 2020
Key Operating Statistics
Ore mined (000s t)	3,559	4,435	3,817	7,994	7,770
Waste mined (000s t)	11,730	10,437	8,079	22,167	19,329
Material mined (000s t) – total	15,289	14,872	11,896	30,161	27,099
Strip ratio[2]	3.3	2.4	2.1	2.8	2.5
Ore milled (000s t)	3,169	3,189	2,929	6,358	6,159
Head grade (g/t)	1.44	1.34	1.11	1.40	1.05
Recovery (%)	81	82	89	81	89
Gold production (000s oz) – 100%	118	113	93	231	186
Gold production (000s oz) – attributable 90%	106	102	83	208	167
Gold sales (000s oz) – 100%	115	114	89	229	172
Average realized gold price[3] ($/oz)	$1,801	$1,793	$1,728	$1,795	$1,668
Financial Results ($ millions)[1]
Revenue[4]	$208.2	$204.1	$154.1	$412.3	$286.6
Operating costs	(92.3)	(96.7)	(77.3)	(189.0)	(145.7)
Royalties	(10.5)	(10.1)	(8.0)	(20.6)	(15.0)
Cash costs[3]	$(102.8)	$(106.8)	$(85.3)	$(209.6)	$(160.7)
Other mine costs	(6.6)	(7.0)	(10.8)	(13.6)	(15.5)
Cost of sales[4]	$(109.4)	$(113.8)	$(96.1)	$(223.2)	$(176.2)
Sustaining capital expenditures	(11.3)	(5.4)	(8.9)	(16.7)	(14.5)
Prior period operating costs	—	—	6.2	—	6.2
Other costs[5]	(1.7)	(1.7)	(1.3)	(3.4)	(2.6)
All-in sustaining costs[3]	$(122.4)	$(120.9)	$(100.1)	$(243.3)	$(187.1)
Expansion capital expenditures[6]	$(18.6)	$(14.5)	$(12.8)	$(33.1)	$(39.1)
Performance Measures[7]
Cost of sales ($/oz sold)	$947	$999	$1,079	$973	$1,027
Cash costs[3] ($/oz sold)	$890	$938	$958	$913	$936
All-in sustaining costs[3] ($/oz sold)	$1,060	$1,061	$1,123	$1,061	$1,090
1100% basis, unless otherwise stated.
2Strip ratio is calculated as waste mined divided by ore mined.
3This is a non-GAAP performance measure. See "Non-GAAP Performance Measures".
4As per note 28 of the consolidated interim financial statements for revenue and cost of sales. Cost of sales is net of depreciation expense.
5Other costs include sustaining lease principal payments, environmental rehabilitation accretion and depletion, and prior period operating costs, partially offset by by-product credits.
6Includes expansion capitalized stripping for the second quarter 2021 of $12.9 million (first quarter 2021 - $9.2 million, second quarter 2020 - $10.6 million) and YTD 2021 of $22.1 million (YTD 2020 - $29.6 million).
7Cost of sales, cash costs and all-in sustaining costs per ounce sold may not calculate based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION Second Quarter 2021 Management’s Discussion and Analysis	12

Operational Insights
•Essakane continued to deliver strong results although there are ongoing challenges with gold recoveries in processing ore with high graphitic content. Attributable gold production of 106,000 ounces was 4% higher than in the prior quarter and 28% higher compared to the same prior year period, primarily due to higher head grades, partially offset by lower recoveries.
•Mining activity of 15.3 million tonnes was higher, benefiting from increased operational efficiencies and modifications to the hauling fleet resulting in increased mine transport capacity and reduced downtime for maintenance. Increased coordination between the mine and the mill to manage feed rate and grade had a positive impact. The strip ratio of 3.3 was higher by 38% compared to the prior quarter and 57% compared to the same prior year period, as the site progressed on strategic pushbacks.
•The ore conveyor between the primary crusher and the mill was repaired during the second quarter. This conveyor had experienced mechanical issues during the prior quarter.
•The site renewed its collective bargaining agreement in July 2021 which will be in effect for three years until June 30, 2024.
Financial Performance
•Cost of sales per ounce sold of $947 and cash costs per ounce sold of $890 were both 5% lower compared to the prior quarter and 12% and 7% lower, respectively, compared to the same prior year period, primarily due to higher sales volume (31% compared to the second quarter of 2020) and an increase in capitalized waste stripping. The site continues to experience certain cost pressures such as higher mill reagents including cyanide to mitigate the impact of the carbon in the ore. A stronger EURUSD increased costs in U.S. dollars when compared to the prior year quarter.
•All-in sustaining costs per ounce sold in the second quarter of $1,060 were consistent with the prior quarter and lower by 6% compared to the same prior year period, primarily due to lower cost of sales, partially offset by higher sustaining capital expenditures.
•Included in cash costs and all-in sustaining costs was the positive impact of realized derivative gains of $6 per ounce sold (first quarter 2021 - no impact and second quarter 2020 - $31 per ounce sold loss).
•Sustaining capital expenditures of $11.3 million primarily included mobile and mill equipment of $4.7 million, capital spares of $2.4 million, and other sustaining projects of $4.2 million. Expansion capital expenditures of $18.6 million primarily included capitalized stripping of $12.9 million, tailings management and plant upgrade of $3.9 million and community village resettlement of $1.8 million. The community village resettlement project includes reconstructing an existing village that was relocated from the main pit during the development of the site and is expected to be completed in 2023. The tailings liner and dam project includes lining the existing tailings pond and is expected to be completed by the end of the year.
Outlook
An upward revision to production guidance at Essakane of 390,000 to 400,000 ounces reflects the higher grades achieved in the first half of the year, which are expected to normalize in the second half. The mill feed is expected to be supplemented by ore stockpiles in the third quarter to offset the impact of seasonal rains. The Company expects to make a decision with respect to the proposed future heap leach operation in the first half of 2022. Capital expenditures are expected to be approximately $140 million in 2021 with higher capitalized stripping on strategic pushbacks expected in the second half of the year.
Brownfield Exploration
Approximately 7,000 metres of reverse circulation ("RC") drilling is planned in 2021 to evaluate the resource potential at select high-priority targets within trucking distance to the Essakane mill, including GEM and Korizena. Approximately 2,000 metres were completed in the first half of 2021 to evaluate encouraging results generated from an air core drilling and sampling program over selected target areas.
Bambouk District
The Bambouk District includes the Boto Gold project, the Karita Gold project and the Diakha-Siribaya Gold project.
The Company is building on its exploration success along the Senegal-Mali Shear Zone with additional discoveries located within 15 kilometres of the Boto Gold project in adjacent countries. Ongoing exploration programs include delineation drilling to upgrade and convert mineral resources to a higher confidence level at the Diakha deposit in Mali and support an initial resource estimate at the Karita discovery in Guinea. To support this developing district, the Company continues to examine initiatives to identify synergies to support the evaluation of various potential development scenarios for these new discoveries in the Bambouk District.
Boto Gold Project, Senegal
The Boto Gold project is a shovel ready development project located in southeastern Senegal along the border with Mali. The project is owned 90% by the Company, with the Republic of Senegal owning a 10% free carried interest. The project is located on an exploitation permit granted in 2020 for an initial 20-year period and is currently undergoing various de-risking activities as detailed below.

IAMGOLD CORPORATION Second Quarter 2021 Management’s Discussion and Analysis	13

In 2021, capital expenditures were set at approximately $55 million for an early works package that includes a road providing permanent access to the site, engineering for critical plant equipment and sustainability programs targeted to promote cohesion with local communities and to ensure adequate environmental protections. The Company is assessing these activities and the capital expenditures and timing associated therewith as well as value enhancing opportunities for this project generally. Capital expenditures totaled $8.2 million in the second quarter and $22.7 million in the first half of 2021 compared to $3.7 million and $5.9 million in the second quarter and first half of 2020.
Subsequent to the end of the second quarter, several contract workers tested positive for COVID-19 and remain under observation before being released into isolation. Testing and contact tracing has been undertaken and the situation is being monitored. At this time, the Company does not expect a material impact on project activities.
Karita Gold Project, Guinea
The Karita Gold project is wholly-owned by the Company and was acquired in 2017 as a granted exploration permit that covers approximately 100 square kilometres located in Guinea between the Company's Boto Gold project in Senegal to the north and its Diakha-Siribaya Gold project in Mali to the south. During 2019, a first pass RC drilling program totaling approximately 1,800 metres was completed from which reported assay results confirmed a new discovery of mineralization along this portion of the Senegal-Mali Shear Zone. Assay highlights include: 29.0 metres grading 2.96 g/t Au; 21.0 metres grading 9.01 g/t Au; and 16.0 metres grading 3.17 g/t Au (see news release dated October 2, 2019).
A delineation drilling program was planned to commence in 2021 to support completion of a future initial resource estimate, however, given the access delays, the size and timing of the drilling program is being reassessed to maximize program efficiency for the remainder of the year.
Diakha-Siribaya Gold Project, Mali
The Diakha-Siribaya project is wholly-owned by IAMGOLD and consists of eight contiguous exploration permits which cover a total area of 596.5 square kilometres, located in the Kédougou-Kéniéba inlier of the West African Craton region of western Mali along the borders with Senegal and Guinea.
Approximately 22,000 metres of infill drilling was planned in 2021 to upgrade inferred resources at the Diakha deposit and support of ongoing evaluation studies of the Bambouk District as well as evaluate priority exploration targets for potential new zones of mineralization. A total of 25,000 metres of drilling were completed in the first half of 2021, largely focused on infill drilling at Diakha as well as evaluating priority exploration targets for potential new zones of mineralization.

IAMGOLD CORPORATION Second Quarter 2021 Management’s Discussion and Analysis	14

North America

Abitibi District, Canada
The Company is developing a “hub-and-spoke" model in the Abitibi District to exploit the available mill capacity at the Westwood complex, located 35 kilometres northeast of Rouyn-Noranda and 80 kilometres west of Val d'Or in southwestern Québec, Canada. In addition to feed from the Westwood underground mine and the Grand Duc open pit mine, the Company is evaluating potential future supplemental feed from assets such as the Fayolle exploration property and the optioned Rouyn Gold project.
Westwood Mine (IAMGOLD interest – 100%)

	Q2 2021	Q1 2021	Q2 2020	YTD 2021	YTD 2020
Key Operating Statistics
Ore mined (000s t) – underground	14	—	96	14	207
Ore mined (000s t) – other sources	273	246	111	519	220
Ore mined (000s t) – total	287	246	207	533	427
Ore milled (000s t)	264	227	214	491	421
Head grade (g/t) – underground	4.50	—	5.39	4.50	5.54
Head grade (g/t) – other sources	0.74	1.09	1.12	0.91	1.03
Head grade (g/t) – total	0.92	1.09	3.07	1.00	3.27
Recovery (%)	93	93	94	93	94
Gold production (000s oz) – 100%	8	7	20	15	42
Gold sales (000s oz) – 100%	7	8	21	15	43
Average realized gold price[1] ($/oz)	$1,810	$1,785	$1,730	$1,795	$1,660
Financial Results ($ millions)
Revenue[2]	$12.2	$14.5	$36.0	$26.7	$72.0
Cash costs[1]	(13.8)	(9.1)	(20.5)	(22.9)	(45.1)
Other mine costs	(0.3)	(0.2)	(0.6)	(0.5)	(1.5)
Cost of sales[2]	$(14.1)	$(9.3)	$(21.1)	$(23.4)	$(46.6)
Sustaining capital expenditures	(2.1)	(0.4)	(2.5)	(2.5)	(4.9)
Other costs[3]	0.1	0.1	0.3	0.2	0.8
All-in sustaining costs[1]	$(16.1)	$(9.6)	$(23.3)	$(25.7)	$(50.7)
Expansion capital expenditures	$(1.2)	$(0.6)	$(2.2)	$(1.8)	$(4.4)
Performance Measures[4]
Cost of sales ($/oz sold)	$2,100	$1,149	$1,020	$1,580	$1,093
Cash costs[1] ($/oz sold)	$2,056	$1,133	$998	$1,552	$1,060
All-in sustaining costs[1] ($/oz sold)	$2,412	$1,187	$1,133	$1,743	$1,189
1This is a non-GAAP measure. See "Non-GAAP Performance Measures".
2As per note 28 of the consolidated interim financial statements for revenue and cost of sales. Cost of sales is net of depreciation expense.
3Other costs include sustaining lease principal payments and environmental rehabilitation accretion and depletion, partially offset by by-product credits.
4Cost of sales, cash costs and all-in sustaining costs per ounce sold may not calculate based on amounts presented in this table due to rounding.
Operational Insights
•Gold production in the second quarter of 8,000 ounces was 14% higher than in the prior quarter and 60% lower than in the same prior year period. An extensive evaluation of the mine and a business recovery plan for underground mining operations at Westwood has been in progress with a focus on safety following the seismic activity in the fourth quarter of 2020.
•The Company initiated a staged recall of underground workers in the second quarter which has been slower than planned, due to labour market conditions, with resources still required in the mining, milling and technical services areas. Additional recruiting and training is underway to achieve the workforce necessary to deliver the updated underground short-term production plan.

IAMGOLD CORPORATION Second Quarter 2021 Management’s Discussion and Analysis	15

•Underground operations in the East Zone recommenced in June 2021. The Company is experiencing slower productivity in underground mining activities than estimated. One of the major contributing factors is the implementation pace of the necessary enhanced safety measures, in keeping with a safety-first culture, such as enhanced ground support recommended by a group of external experts, to safely access planned zones of extraction. In addition, also with a focus on safety, additional egresses in the planned zones of extraction will be constructed. Underground conditions in the West and Central Zones continue to remain under assessment. Based on information currently available, management expects that mining in these zones will resume in the first quarter of 2022. During the second quarter 2021, underground excavation resumed and approximately 150 metres of lateral development were completed.
•Open pit mining at Grand Duc sequenced through a small push back with access to higher grade zones delayed by a slowdown of ore haulage due to ore stockpiling limitations at the mill. In addition, initiatives to address harder ore being encountered in the pit are continuing.
Financial Performance
•Cost of sales per ounce sold of $2,100 and cash costs per ounce sold of $2,056 in the second quarter were higher than prior periods primarily due to lower sales volume. Underground mining costs increased during the quarter, including as a result of higher development costs, due to increased ground support and rehabilitation requirements. Open pit mining costs were higher as harder rock required increased blasting for improved fragmentation, and increased drilling for resource conversion. Milling costs were higher with the replacement of worn SAG mill and crusher liners, increased grinding media and mill reagents.
•All-in sustaining costs per ounce sold in the second quarter of $2,412 were higher than prior periods, primarily due to higher costs of sales and higher sustaining capital expenditures when compared to the prior quarter. Included in cash costs and all-in sustaining costs was the positive impact of realized derivative gains of $52 per ounce sold and $75 per ounce sold, respectively (first quarter 2021 - $39 per ounce sold gain and $42 per ounce sold gain, respectively; second quarter 2020 - $12 per ounce sold loss and $15 per ounce sold loss, respectively).
•Expansion capital expenditures of $1.2 million related to advancing detailed engineering and permitting for the Fayolle Property.
Outlook
Westwood's 2021 production guidance has been reduced to 35,000 to 45,000 ounces from 45,000 to 65,000 ounces due to the factors set out above. The impact of these factors on 2022 planning is also being assessed. See "Risks and Uncertainties". The Company’s business recovery plan is ongoing and the operational resiliency plan is intended to ensure continued safe extraction activities. Development, rehabilitation and extraction activities are expected to ramp up in the second half of 2021. Capital expenditures are expected to be approximately $20 million, mostly related to deferred development and underground infrastructure. The Company is working on a short-term three year operating plan which it expects to complete prior to the end of 2021. In addition, the Company is continuing to evaluate this asset to identify the optimal path forward for the Company and the site workforce.
Brownfield Exploration
Approximately 39,000 metres of underground and surface diamond drilling is planned in 2021 of which 20,000 metres were completed in the first half of 2021. During the quarter, surface drilling was focused on evaluating the resource potential between the Grand Duc and Doyon pits, while underground drilling was focused on supporting the restart of underground mining operations.
Fayolle Property
The Company is evaluating the potential development of the Fayolle deposit, 29 kilometres northwest of the Westwood complex, which, pending permitting, may provide incremental feed commencing in the fourth quarter 2022. Permitting, environmental study and sampling activities are all ongoing.
Rouyn Gold Project
The Company holds a purchase option with Yorbeau Resources Inc. (“Yorbeau”) for the Rouyn Gold project, located near Rouyn-Noranda. Under the terms of the purchase option agreement, the Company can acquire a 100% interest in the project by completing remaining scheduled cash payments totaling C$1.5 million and remaining exploration expenditures totaling approximately C$3.7 million by December 2022. By the end of the expenditure period, the Company must complete a resource estimate in accordance with National Instrument 43-101, after which the Company, at its election, can purchase a 100% interest in the project, subject to a 2% net smelter return, by paying Yorbeau the lesser of C$15 per resource ounce or C$30 million.
Approximately 11,000 metres of diamond drilling is planned in 2021 to further delineate the Lac Gamble and Astoria zones and to support a future initial resource estimate, of which 3,400 metres were drilled in the first half of 2021. The program will also initiate the evaluation of the resource potential of other selected targets including in the Cinderella and Augmitto areas.

IAMGOLD CORPORATION Second Quarter 2021 Management’s Discussion and Analysis	16

Côté District, Canada
The Côté District, located 125 kilometres southwest of Timmins and 175 kilometres north of Sudbury, Ontario, Canada includes the Côté Gold construction project and the adjacent Gosselin exploration zone (formerly the Gosselin and Young-Shannon zones). The project is being developed by a 70:30 joint venture between IAMGOLD, as the operator, and SMM as a 13.1 million tonnes per year open pit operation estimated to produce, on a 100% basis, an average of approximately 469,000 gold ounces at all-in sustaining costs per gold ounce sold of below $800 in its first six years of operation under the extended case mine plan cited in the 2018 feasibility study (see news release dated November 1, 2018), subject to receipt of certain additional permitting. The Company effectively owns 64.75% of the project and the Gosselin zone which is currently undergoing a resource delineation drilling program and could provide future supplemental feed to the Côté mill.
Côté Gold Project
On July 21, 2020, the Company, together with SMM, announced the decision to proceed with the construction of the project.
On July 22, 2021, the Company announced that a project review had identified certain estimated project costs increases. The Company’s 70% share of updated estimated project costs from July 1, 2020, net of leasing, is now estimated at $1,125 million to $1,175 million (exclusive of expenditures prior to such date) at a USDCAD exchange rate of 1.30 compared to the previous estimate of $875 million to $925 million at a USDCAD exchange rate of 1.35. In accordance with the terms of the joint venture, the updated capital costs will be reviewed by SMM. The Company’s remaining 70% share of project costs estimate from July 1, 2021 forward based on these assumptions is estimated at $930 million to $980 million.
The table below summarizes the updated estimated project costs:

Project costs estimate	July 2020	July 2021
Company's 70% share of project costs estimate	$875 – $925 million	$1,125 – $1,175 million[1]
Leasing (on a 70% project basis)	$80 million	$100 – $120 million[2]
USDCAD exchange rate	1.35	1.30
Expended - July 1, 2020 to June 30, 2021	–	$193.0 million[3]
Company's remaining 70% share of project costs estimate	$875 – $925 million	$930 – $980 million
1Total costs are approximately 95% capital expenditures and 5% non-capitalized costs. Approximately 95% of the estimated capital costs are in Canadian dollars. The Company has implemented a hedge program which includes USDCAD exchange rate hedging which is described in further detail in Market Risk section – Summary of Hedge Portfolio.
2Leasing is net of lease payments during the construction period. Previously $120 million at a USDCAD exchange rate of 1.30 (see news release dated May 3, 2021).
3Recorded at an average USDCAD exchange rate of 1.2871.
Based on available information and work completed to date, which is ongoing, the change in the project costs estimate was primarily driven by increased structural, mechanical, piping, electrical and concrete estimates for the processing plant facility and increases in earthworks and concrete estimates representing, collectively, almost 50% of the increase. Additional increases were estimated in mine facilities costs including the inclusion of a portion of the camp cost previously included in operating costs as a lease; resulting increases in indirect costs, EPCM and owner costs; direct costs related to COVID-19; and changes in the currency exchange rate; partially offset by the transfer of certain costs to the operating period. The revised project costs range includes new contingency amounts for the remaining expenditures estimate. These revisions result from increases in estimates including quantities and manpower, changes in scope, the negative impact of COVID-19 on labour productivity and inflation.
The project metrics remain similar as previously announced in the Company’s July 21, 2020 press release with some estimated increases in cash costs and all-in-sustaining costs per ounce of gold sold primarily resulting from the impact of recent inflation on operating consumables.
The second quarter saw an increased number of COVID-19 cases in the Timmins area. Although some cases were experienced by a small number of workers during this wave, heightened testing and additional constraints on site circulation were implemented which limited the number of cases. To date, the Company has not experienced a material impact on the construction schedule due to COVID-19.
At June 30, 2021, detailed engineering reached approximately 82%. Procurement and expediting of major equipment contracts are progressing with the logistics contract awarded. As at June 30, 2021, overall the project was 27% complete.
Earthworks activities continue to progress with roadwork, water pumping, fish relocation, the completion of the tailing management coffer dam and continuation of drill and blast activities in the open pit.
Plant site blasting has been completed and final level adjustments are ongoing. The concrete batch plant has been commissioned and is in production and concrete pouring and form work has started with a focus on the ball mill and vertical mill foundation work. The freshwater line and overhead 13.8kV powerline have been completed and are being commissioned and are expected to provide 4MW line power availability to site in the third quarter of 2021. The Hydro One electrical upgrade work continues with the completion of tie-in modifications at the by-pass at Timmins Porcupine Main Substation and tower reinforcements and stringing in progress.

IAMGOLD CORPORATION Second Quarter 2021 Management’s Discussion and Analysis	17

Construction of the permanent camp is progressing with approximately 60% of the planned permanent capacity commissioned at the end of July. The project was accommodating over 700 workers at site at the end of July between temporary and permanent camp accommodations. The administrative building has been completed and the wastewater treatment plant is being commissioned.
Permitting and stakeholder engagement continues. On June 28, 2021, the Company, the Métis Nation of Ontario and SMM celebrated the signing of an IBA relating to Côté Gold. In addition to the existing IBA with Mattagami First Nation and Flying Post First Nation, the Company has completed all of the IBAs it expects to complete relating to the project.
Operational readiness commenced with the start of the operation’s new General Manager and a focus on organizational design review, maintenance and health and safety systems.
The Company had incurred and expended costs of $102.5 million and $89.7 million, respectively, for the second quarter 2021 and $245.3 million and $193.0 million, respectively, since July 1, 2020, including capital expenditures summarized in the table below and non-capital project costs.

	Q2 2021	Q1 2021	Q2 2020[1]	YTD 2021	YTD 2020
Capital expenditures[1] ($ millions)	$84.7	$48.4	$12.4	$133.1	$20.7
1Capital expenditures prior to July 1, 2020 are not included in the Company’s portion of reported total project costs. The Company expended $5.0 million and $7.0 million in non-capital costs in the second quarter and first half of 2021, respectively. Capital expenditures include the positive impact of certain off-setting credits including realized derivative gains of $4.8 million for the second quarter and $6.9 million for the first half of 2021.
Project costs are primarily incurred in Canadian dollars and the updated estimated costs have been presented at a USDCAD exchange rate of 1.30. As at June 30, 2021, the Company had executed hedges for approximately 33% of this remaining exposure in 2021 and, together with Canadian dollars on hand, had achieved foreign exchange risk management in respect of approximately 54% of the remaining estimated 2021 Canadian dollar expenditures at USDCAD rates ranging between 1.28 and 1.47. Exposures in 2022 and 2023 are approximately 43% and 90% hedged, respectively, at USDCAD rates ranging between 1.30 and 1.48. The Company has hedged approximately 90% of the project’s total expected fuel costs for the construction period. See "Market Trends – Summary of Hedge Portfolio".
The planned construction schedule is 32 months, and the remaining schedule is 23 months, with the following achieved and estimated key milestones:
•Construction start: Q3 2020 – commenced on schedule
•Major earthworks start: Q2 2021 – commenced early, in Q1 2021
•Main access road complete: Q3 2021
•Process building enclosed: Q1 2022
•Start of owner mining: Q3 2022
•Tailings Management Facility Phase 1 completed: Q4 2022
•Permanent power available: Q4 2022
•Commissioning completed: Q3 2023
•Commercial production: H2 2023
The project schedule remains on track for commercial production in the second half of 2023. The Company continues to work on opportunities to further optimize the schedule. The schedule does not account for any potential delays or disruptions caused directly or indirectly by the COVID-19 pandemic, including potential impacts on timing of activities, productivity or workforce numbers, supply chain and logistics. The Company has all key permits in place for construction activities planned for 2021. Additional permits are required to complete subsequent construction elements planned for 2022 as well as commissioning for operations planned for 2023, all of which the Company expects to receive in due course.
Outlook
The work plan will continue to focus on earthworks, haul road construction and water management infrastructure around the pit site. Pre-stripping work in the pit is expected to continue during the third quarter. The permanent camp is expected to be fully commissioned in the third quarter 2021. Civil works, currently underway at the plant site, are expected to continue with the placement of pre-cast and cast-in-place concrete, as well as the preparation for erection of the plant building shell.
The Company's share of estimated remaining total costs to completion is expected to be expended as follows: second half of 2021 – approximately $301.3 million; 2022 – approximately $510 to $540 million; and 2023 – approximately $120 to $140 million. The above-noted amounts are estimated at a USDCAD exchange rate of 1.30 and take into consideration working capital adjustments, therefore, actual amounts are expected to vary.
Greenfield Exploration
In addition to planned delineation drilling programs to support the future mining activities of the Côté Gold deposit itself, the Company is also carrying out an ongoing greenfield exploration program on the Côté Gold property. This greenfield exploration is included in the corporate exploration budget. In 2021, the Company expects to spend $2.8 million on greenfield exploration related to the Côté Gold property, including the Gosselin zone.

IAMGOLD CORPORATION Second Quarter 2021 Management’s Discussion and Analysis	18

Gosselin Zone
The Gosselin zone is centered approximately 1.5 kilometres northeast of the Côté Gold deposit. Approximately 13,000 to 16,000 metres of diamond drilling is planned in 2021, focused on the delineation drilling program on the Gosselin zone, of which 10,200 metres were drilled in the first half of 2021. During the first half of 2021, the Company spent $1.4 million on greenfield exploration activities. The Company expects to release an initial resource estimate for the Gosselin zone in the fourth quarter of 2021.
Chibougamau District, Canada
The Chibougamau District includes the Nelligan Gold project and the Monster Lake project.
Nelligan Gold Project
The Nelligan Gold project is located approximately 40 kilometres south of the Chapais – Chibougamau area in Québec and is operating as a 75:25 earn-in option to joint venture with Vanstar Mining Resources Inc. The Company holds an option to earn an additional 5% interest, to hold an 80% interest, by completing a feasibility study on the project. Approximately 8,000 to 10,000 metres of diamond drilling is planned for 2021 to support the completion of an updated resource estimate expected in 2022. During the second quarter, the Company commenced this drill program. Exploration activities will also continue to identify and evaluate new targets. A ground induced polarization geophysical survey was completed which will help guide the targeting for future drilling programs.
Monster Lake Project
The Company holds a 100% interest in the Monster Lake project, which is located approximately 15 kilometres north of the Nelligan project in the Chapais – Chibougamau area in Québec. Approximately 3,000 metres of diamond drilling is planned for 2021 to continue evaluating the resource potential of the Annie Shear Zone, located along the approximately 4 kilometres-long structural corridor hosting the Megane 325 resource, of which 1,600 metres were drilled in the first half of 2021.

IAMGOLD CORPORATION Second Quarter 2021 Management’s Discussion and Analysis	19

South America

Rosebel District, Suriname
The Rosebel District includes the Rosebel open pit mine located 85 kilometres south of the capital city of Paramaribo, Suriname and the Saramacca open pit satellite mine, a higher grade deposit located 25 kilometres from the Rosebel operations. The Company owns 95% of the gross Rosebel mining concession. Rosebel owns 70% of certain specified concession areas including Saramacca.
Rosebel Mine (IAMGOLD interest – 95%)1

	Q2 2021	Q1 2021	Q2 2020	YTD 2021	YTD 2020
Key Operating Statistics
Ore mined[2] (000s t)	1,102	1,247	1,888	2,349	4,122
Waste mined[2] (000s t)	6,956	8,910	8,171	15,866	21,798
Material mined[2] (000s t) – total	8,058	10,157	10,059	18,215	25,920
Strip ratio[2,3]	6.3	7.1	4.3	6.8	5.3
Ore milled (000s t) – Rosebel	1,412	1,640	2,055	3,052	4,894
Ore milled[2] (000s t) – Saramacca	803	908	379	1,711	445
Ore milled[2] (000s t) – total	2,215	2,548	2,434	4,763	5,339
Head grade[2,4] (g/t)	0.52	0.79	0.82	0.68	0.79
Recovery[2] (%)	83	88	92	86	93
Gold production[2] (000s oz) – 100%	31	57	59	88	126
Gold production (000s oz) – owner operator	27	49	54	76	121
Gold production (000s oz) – attributable 95%	25	47	52	72	116
Gold sales (000s oz) – 100%	25	45	55	70	121
Average realized gold price[5] ($/oz)	$1,793	$1,752	$1,717	$1,765	$1,656
Financial Results ($ millions)[1]
Revenue[6]	$45.2	$78.8	$94.5	$124.0	$200.5
Operating costs	(40.4)	(50.1)	(47.0)	(90.5)	(113.9)
Royalties	(3.9)	(5.5)	(5.4)	(9.4)	(11.7)
Cash costs[5,7]	$(44.3)	$(55.6)	$(52.4)	$(99.9)	$(125.6)
Other mine costs	(0.2)	(0.5)	(0.3)	(0.7)	(0.8)
Cost of sales[6]	$(44.5)	$(56.1)	$(52.7)	$(100.6)	$(126.4)
Sustaining capital expenditures	(10.5)	(7.6)	(8.9)	(18.1)	(15.7)
Other costs[8]	(1.4)	(1.6)	(1.4)	(3.0)	(3.4)
All-in sustaining costs[5]	$(56.4)	$(65.3)	$(63.0)	$(121.7)	$(145.5)
Expansion capital expenditures[9]	$(15.7)	$(10.8)	$(6.7)	$(26.5)	$(20.4)
Performance Measures[10]
Cost of sales ($/oz sold)	$1,767	$1,244	$959	$1,432	$1,044
Cash costs[5] ($/oz sold)	$1,755	$1,235	$953	$1,421	$1,037
All-in sustaining costs[5] ($/oz sold)	$2,237	$1,450	$1,150	$1,732	$1,204
1 Rosebel at 100% and Saramacca at 70% from April 1, 2020, as included in the consolidated interim financial statements, unless otherwise stated.
2 Includes Saramacca at 100%.
3 Strip ratio is calculated as waste mined divided by ore mined.
4 Includes head grade / tonne for the second quarter 2021 related to the Rosebel concession of 0.48 g/t and the Saramacca concession of 0.58 g/t (first quarter
5 2021 - 0.62 g/t and 1.11 g/t respectively, second quarter 2020 - 0.70 g/t and 1.43 g/t, respectively) and YTD 2021 of 0.55 g/t and 0.86 g/t respectively (YTD 2020
6 - 0.73 g/t and 1.42 g/t, respectively).
5 This is a non-GAAP performance measure. See "Non-GAAP Performance Measures".
6 As per note 28 of the consolidated interim financial statements for revenue and cost of sales. Cost of sales is net of depreciation expense.
7 Cash costs includes by-product credit.
8 Other costs include sustaining lease principal payments and environmental rehabilitation accretion and depletion, partially offset by by-product credits.
9 Includes expansion capitalized stripping for the second quarter 2021 of $7.6 million (first quarter 2021 - $7.3 million, second quarter 2020 - $1.6 million) and YTD
1 2021 of $14.9 million (YTD 2020 - $6.7 million).
10 Cost of sales, cash costs and all-in sustaining costs per ounce sold may not calculate based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION Second Quarter 2021 Management’s Discussion and Analysis	20

Operational Insights
•Attributable gold production in the second quarter of 25,000 ounces was lower by 47% compared to the prior quarter and 52% compared to the same prior year period for the reasons noted below.
•COVID: There was a significant increase in COVID-19 cases during the second quarter. The increase in cases and social impacts, including multiple lockdowns and a strained healthcare system, had a disruptive effect on the operations. Workforce availability and productivity and site leadership were impacted by illness, quarantine requirements for inbound employees on rotation, schedule adjustments, inefficient shift changes, testing and contact tracing, equipment sanitization and shortage of rooming to maintain physical distancing protocols. Discontent with new lockdown rules and stricter health and safety measures led to a three day temporary blockade of the site by surrounding communities. Several mitigating controls have been put in place, including a mandatory antigen testing program, with all workers on the 14/7 work rotation being tested in an effort to reduce the impact on operations. Towards the end of the second quarter and into July, cases in Suriname have been decreasing. The additional 360 beds that have been added to the camp to safely accommodate the necessary workforce have now been commissioned. The Company also continues to engage with the surrounding communities.
•Mining:
•The unusually severe rainy season continued in the second quarter and adversely impacted mine production causing flooding and restricting access to higher grade benches as the dewatering of pit bottoms could not keep pace with the heavy rain. Mining of weathered oxide material at Saramacca is generally adversely impacted in wet conditions. In-pit road haulage and long haul ore haulage to the mill were lower due to the difficult conditions. Lower ore availability at Rosebel resulted in the use of lower grade stockpiles to supplement the mill feed. The mining challenges due to weather and COVID induced constraints have also resulted in delays in stripping higher grade areas.
•To improve production rates, the operation is focused on the following activities which continue in the second half of 2021 based on pit development sequence: pit dewatering, clean up of excess water induced pit wall failures to re-establish access to lower elevations, addressing geotechnical issues, optimization of the mine design and sequence and in-pit road haulage improvements. These activities are expected to re-establish and increase push back access in the second half of 2021, provide additional productive faces at Rosebel and increase the overall mined grade over the remainder of the year, albeit still below reserve grades. Conditions in the pits are being improved and the operation has met its updated plan for July 2021.
•The factors noted above have also resulted in a backlog in maintenance work on the mining fleet and, as a result, equipment availability and reliability were lower. In addition to ongoing improvements to the maintenance program, additional new mobile equipment is scheduled to arrive before the end of the year and is expected to improve equipment availability, loading and reduce reliance on higher-cost hauling contractors.
•Processing:
•Rosebel provided 64% of the mill feed mostly from stockpiles at an average grade of 0.48 g/t and Saramacca provided 36% of the mill feed at an average grade of 0.58 g/t.
•Mill performance in the quarter was adversely affected by lower grade and lower throughput for the reasons described above related to severe rain, as well as lower recovery due to the mechanical conditions of the gravity and leach/CIP circuits. Plant availability was also diminished by down-time as a result of deferring preventative maintenance activities in previous months due to the reduced workforce.
•To address processing plant challenges, Rosebel expects to test a number of programs over the next 18 months and implement certain of such programs including: less handling and a more direct feed to the mill for the Saramacca ore; increased mining and ore stockpiling during the dry season along with an appropriate stockpiling strategy to compact the ore, minimize surface exposure and ensure efficient water drainage on and around the stockpiles; evaluating a comminution circuit upgrade for Rosebel's hard rock preceded by adding a small capacity tertiary mobile crusher on a trial basis; and increasing mill recovery through ongoing clean up and repairs. The adsorption/desorption project, which is intended to improve efficiency of the carbon adsorption/desorption circuit, continues to progress.
•Industrial relations, talent pool and other local impacts:
•In mid-May, the Company concluded a new collective labour agreement that will be in effect until August 2022. Production in the second quarter was adversely affected by difficult industrial relations during negotiations leading up to the agreement.
•New personnel have been hired recently to focus on improved planning and preventative maintenance to increase equipment availability and reliability, and continuous improvement. This includes a new general manager scheduled to start before the end of the third quarter, who will strengthen the Rosebel mine administration. Recruiting is in progress for front line supervision and heavy equipment training to improve equipment effectiveness and productivity, and processing training to continue to develop the technical team in crushing, grinding and recovery improvements.
•Additional safety and security measures have been implemented to manage conflicts and safety incidents with local stakeholders. We continue to collaborate with a government task force and with local communities to reduce pit intrusions by small scale miners. These intrusions, which continue, diminished productivity and restricted access to higher grade ore due to frequent mobilization and demobilization of mining equipment and personnel during the second quarter.

IAMGOLD CORPORATION Second Quarter 2021 Management’s Discussion and Analysis	21

•Saramacca project: Construction of required infrastructure is continuing with the infrastructure pad and sedimentation dams scheduled for completion in the fourth quarter 2021, and the west dump rock drain, dewatering wells and bypass road phase 2 scheduled for completion towards the end of the year and into 2022.
Financial Performance
•Cost of sales per ounce sold in the second quarter of $1,767 and cash costs per ounce sold of $1,755 were both higher by 42% and 84% compared to the prior quarter and the same prior year period, respectively, primarily due to lower sales for the reasons noted above. Although total costs of sales were lower as a result of lower sales, the operations experienced an increase in energy costs due to higher power consumption and higher diesel costs, higher maintenance costs as a result of increased maintenance activities, higher grinding media and reagent consumption due to higher hard rock content, higher use of contractors to offset the impact of lower labour productivity and higher freight costs caused by the COVID-19 pandemic.
•All-in sustaining costs per ounce sold of $2,237 were higher by 54% compared to the prior quarter and 95% compared to the same prior year period, primarily due to lower sales volume, higher cost of sales and higher sustaining capital.
•Included in cash costs and all-in sustaining costs was the positive impact of realized derivative gains of $44 per ounce sold (first quarter 2021 - $9 per ounce sold gain and second quarter 2020 - $40 per ounce sold loss).
•Sustaining capital expenditures of $10.5 million were lower due to the timing of expenditures and included capital spares of $4.1 million, mill equipment of $2.1 million and other sustaining projects of $4.3 million including tailings management. Expansion capital expenditures of $15.7 million included higher capitalized stripping and pit development of $10.4 million as a result of increased stripping activities, the Saramacca project of $4.5 million and the increase of camp room capacity of $0.8 million.
Outlook
Due to the above-mentioned factors including continued uncertainty related to COVID-19, Rosebel's 2021 attributable production guidance has been adjusted downward to 140,000 to 160,000 ounces from 220,000 to 245,000 ounces. The plans to address these challenges are discussed above. The Company is continuing to assess what, if any, ongoing impacts these challenges may have on ore sequencing and 2022 production. Certain cost pressures are expected to persist in the second half of the year, including higher diesel, power and haulage costs. Capital expenditures totaled $44.6 million in the first half of 2021 and are expected to be approximately $100 million for the full year (down from previous guidance of $125 million), comprising $40 million of sustaining and $60 million of expansion capital.
The Company has been working on a revised geological model for the Rosebel and Saramacca deposits to support the completion of an updated mineral resource and reserve estimate to be released before the end of 2021. See "Risk and Uncertainties – Mineral Reserves and Mineral Resources Estimates". Based on currently available information and given the negative impact of certain factors, it is expected that the total mineral resources estimate will decrease.
Brownfield Exploration
During the second quarter 2021, the Company completed approximately 8,200 metres of diamond drilling and approximately 1,300 metres of RC drilling. Diamond drilling was focused on evaluating potential resource expansions in the vicinity of the existing operations as well as infill drilling at existing operations. RC drilling was focused on regional exploration to evaluate various exploration targets along the Brokolonko – Saramacca trend. Approximately 61,000 metres of diamond and RC drilling is planned in 2021 to improve resource confidence, target resource expansions and continue to explore high priority exploration targets on the mining lease and surrounding exploration concessions of which 23,000 metres have been completed in the first half of the year.
Discontinued Operations
Mali - Yatela Mine
On February 14, 2019, Sadiola Exploration Limited ("SADEX"), a subsidiary jointly held by the Company and AngloGold Ashanti Limited ("AGA"), entered into a share purchase agreement with the Government of Mali, as amended from time to time, whereby SADEX agreed to sell to the Government of Mali its 80% participation in Société d’Exploitation des Mines d’Or de Yatela ("Yatela"), for a consideration of $1. The transaction remains subject to the fulfillment of a number of conditions precedent as specified in the transaction. As part of the transaction and upon its completion, SADEX will make a one-time payment of approximately $37.0 million to the dedicated state account, corresponding to the estimated costs of completing the rehabilitation and closure of the Yatela mine and also financing certain outstanding social programs. Upon completion and this payment being made, SADEX and its affiliated companies will be released from all obligations relating to the Yatela mine. The Company will fund approximately $18.5 million of the payment.
At the end of the second quarter 2021, the Yatela disposal group continued to meet the criteria to be classified as held for sale as the Company remains confident that the conditions precedent will be fulfilled and the sale will close.

IAMGOLD CORPORATION Second Quarter 2021 Management’s Discussion and Analysis	22

Exploration
In the second quarter 2021, expenditures for exploration and project studies totaled $13.7 million compared to $10.4 million in the prior quarter and $7.3 million in the same prior year period, of which $11.5 million was expensed and $2.2 million was capitalized. During the quarter, drilling activities on active projects and mine sites totaled approximately 61,000 metres. For additional information regarding the brownfield and greenfield exploration projects, See "Quarterly Updates". The Company's exploration expenditures guidance for 2021 is $56 million.

($ millions)	Q2 2021	Q1 2021	Q2 2020	YTD 2021	YTD 2020
Exploration projects – greenfield	$9.3	$5.5	$4.0	$14.8	$10.0
Exploration projects – brownfield[1]	4.4	4.9	3.3	9.3	8.0
	$13.7	$10.4	$7.3	$24.1	$18.0
1Exploration projects - brownfield for the second quarter 2021 included near-mine exploration and resource development of $2.2 million (first quarter 2021 - $3.1 million, second quarter 2020 - $1.4 million, YTD 2021 - $5.3 million, YTD 2020 - $3.9 million).
Loma Larga, Ecuador
The Company, through its 35.5% equity ownership interest in INV Metals Inc. ("INV Metals"), had an indirect interest in the Loma Larga gold, silver and copper project in southern Ecuador. During the second quarter 2021, INV Metals entered into a definitive agreement with Dundee Precious Metals Inc. (“DPM”) whereby DPM agreed to acquire all of the issued and outstanding shares of INV Metals that DPM did not otherwise own, including those held by the Company, pursuant to a court-approved plan of arrangement in exchange for 0.0910 common shares of DPM for each common share of INV Metals. The Company entered into a voting and support agreement with DPM, pursuant to which, among other things, it voted its INV Metals shares in favour of the transaction (see INV Metals news release dated May 31, 2021). DPM completed the previously announced acquisition of INV Metals on July 26, 2021. The Company received 4.9 million common shares of DPM valued at $28.7 million. The Company will recognize a gain of $22.5 million in the third quarter of 2021.
FINANCIAL CONDITION

Liquidity and Capital Resources
As at June 30, 2021, the Company had $829.8 million in cash and cash equivalents and short-term investments and net cash of $292.3 million. Approximately $498 million was available under the Company’s secured revolving credit facility resulting in available liquidity at June 30, 2021 of $1.3 billion. Restricted cash in support of environmental closure costs obligations related to Essakane totaled $37.8 million.
As at June 30, 2021, the Company had (i) C$215.3 million ($173.6 million) of uncollateralized reclamation bonds, issued pursuant to arrangements with insurance companies, in support of environmental closure costs obligations related to the Doyon division and Côté Gold, up $4.8 million compared to December 31, 2020; and (ii) C$39.1 million ($31.5 million) of uncollateralized performance bonds in support of certain obligations related to the construction of Côté Gold, up $0.8 million compared to December 31, 2020.
Working capital as at June 30, 2021, was $805.2 million, down $255.5 million compared to December 31, 2020. The decrease was due to lower current assets ($122.1 million) and higher current liabilities ($133.4 million). Current assets as at June 30, 2021 were $1.3 billion, down $122.1 million compared to December 31, 2020, primarily due to lower cash and cash equivalents ($116.6 million) and inventories ($9.3 million). Current liabilities as at June 30, 2021 were $468.2 million up $133.4 million compared to December 31, 2020, primarily due to an increase in the current portion of deferred revenue ($97.5 million), accounts payable and accrued liabilities ($28.1 million) and income taxes payable ($5.6 million).

	June 30	March 31	December 31
	2021	2021	2020
Working capital[1] ($ millions)	$805.2	$976.9	$1,060.7
Current working capital ratio[2]	2.7	3.5	4.2
1Working capital is defined as current assets less current liabilities.
2Current working capital ratio is defined as current assets divided by current liabilities.
The following table summarizes the Company's long-term debt:

($ millions)	June 30	March 31	December 31
	2021	2021	2020
5.75% senior notes	$433.2	$441.7	$438.6
Equipment loans	23.3	25.0	28.0
	$456.5	$466.7	$466.6

IAMGOLD CORPORATION Second Quarter 2021 Management’s Discussion and Analysis	23

1 Includes principal and interest payments in $ millions.
To provide additional financial predictability as it executes its growth strategy, in January 2019, the Company entered into a gold sale prepayment arrangement (the "2019 Arrangement") with a syndicate of banks with a collar range of $1,300 to $1,500 per ounce. Pursuant to the 2019 Arrangement, the Company received a cash prepayment of $169.8 million in December 2019 in exchange for delivering 150,000 gold ounces in 2022. The cost of the 2019 Arrangement is 5.38% per annum.
During the second quarter 2021, the Company entered into gold sale prepayment arrangements at a weighted average cost of 4.45% per annum in respect of 150,000 gold ounces. These arrangements have an average forward contract price of $1,753 per ounce on 50,000 gold ounces and a collar range of $1,700 to $2,100 per ounce on 100,000 gold ounces. This will result in a total prepayment to the Company of $236 million over the course of 2022 and the requirement on the part of the Company to physically deliver such 150,000 gold ounces over the course of 2024. These transactions have the effect of rolling the 2019 Arrangement from 2022 to 2024, after the completion of the construction of Côté Gold.
In September 2020, the Company completed the issuance of $450 million of senior notes at face value with an interest rate of 5.75% per annum (the "Notes"). The Notes are denominated in U.S. dollars and mature on October 15, 2028. Interest is payable in arrears in equal semi-annual installments on April 15 and October 15 of each year, beginning on April 15, 2021. The Company’s interest payment on April 15, 2021 totaled $14.5 million. The Notes are guaranteed by certain of the Company's subsidiaries. The Company incurred transaction costs of $7.5 million which have been capitalized and offset against the carrying amount of the Notes within Long-term debt in the Consolidated balance sheets and are being amortized using the effective interest rate method.
The Company has a $500 million secured revolving credit facility, which was entered into in December 2017 and amended, among other dates, in February 2021 to primarily extend the maturity date to January 31, 2025 for $490 million of the available credit. As at June 30, 2021, the Company had letters of credit in the amount of $1.8 million issued under the credit facility to guarantee certain environmental indemnities and $498.2 million was available under the credit facility.
In addition to the gold sale prepayment arrangements noted above, and in order to mitigate volatility during the construction of Côté Gold between 2021 and mid-2023, the Company entered into certain derivative contracts in respect of certain of its future gold sales, exchange rates and certain other commodities exposure. At June 30, 2021, approximately 29% and 28% of the Company’s 2021 and 2022 estimated attributable production, respectively, was hedged at average prices between $1,600 per ounce and $3,000 per ounce. See "Market Risk – Summary of Hedge Portfolio" for information relating to the Company’s outstanding derivative contracts.
The net cash generated by operations is highly dependent on the gold price as well as other factors, including the USDCAD exchange rate. On July 22, 2021, the Company announced a downward revision of production guidance for 2021 and an increase in estimated construction costs of Côté Gold. In 2021 and 2022, the Company is scheduled to complete the majority of the remaining construction of Côté Gold resulting in significant capital expenditures that, together with sustaining and expansion capital expenditures at its existing mines, are expected to exceed total current cash and cash generated from operations. As a result, the Company expects to draw down on its secured revolving credit facility in 2022. Assuming the continuation of prevailing commodity prices and exchange rates, and operations performing in accordance with updated guidance mine plans, the Company believes it has adequate liquidity to implement its near-term operational plans and complete the development of Côté Gold and expects to be able to repay current and future indebtedness from internally generated cash flow, refinancing activities and other corporate actions it deems appropriate.
To ensure adequate liquidity and flexibility in support of its growth strategy, the Company regularly reviews expenditures and assesses opportunities taking into consideration current liquidity, the capital markets, foreign exchange rates, ongoing operational and financial performance and progress in the development of projects. As a result, the Company may take additional measures to increase its liquidity and capital resources including additional financing, strategically disposing of assets or pursuing joint-venture partnerships. As Côté Gold becomes operational, dependent on the gold price environment, the Company expects to generate significant free cash flow. This could allow the Company to consider returns to shareholders while balancing capital allocation with, among other things, future growth and sustaining operations.

IAMGOLD CORPORATION Second Quarter 2021 Management’s Discussion and Analysis	24

Contractual Obligations
As at June 30, 2021, contractual obligations with various maturities were $1.3 billion, primarily comprising expected future contractual payments of long-term debt, purchase obligations, capital expenditures obligations and lease obligations. Management believes these obligations will be met through available cash resources and net cash from operating activities.
The Company uses derivative contracts to hedge for risk management purposes. Details of these contracts are included in "Market Risk – Summary of Hedge Portfolio".
Cash Flow

($ millions)	Q2 2021	Q1 2021	Q2 2020	YTD 2021	YTD 2020
Net cash from (used in) per consolidated interim financial statements:
Operating activities	$37.3	$101.7	$72.4	$139.0	$116.4
Investing activities	(161.7)	(63.3)	(36.2)	(225.0)	(100.3)
Financing activities	(16.0)	(14.2)	(0.7)	(30.2)	(8.0)
Effects of exchange rate fluctuation on cash and cash equivalents	2.3	(2.7)	1.4	(0.4)	(6.8)
Increase (decrease) in cash and cash equivalents	(138.1)	21.5	36.9	(116.6)	1.3
Cash and cash equivalents, beginning of the period	963.0	941.5	795.0	941.5	830.6
Cash and cash equivalents, end of the period	$824.9	$963.0	$831.9	$824.9	$831.9
Operating Activities
Net cash from operating activities for the second quarter 2021 was $37.3 million, a decrease of $64.4 million from the prior quarter, primarily due to lower earnings after non-cash adjustments ($18.8 million) and higher income taxes paid ($13.4 million). Also contributing to the decrease were unfavourable movements in non-cash working capital items due to a decrease in cash from receivables and other current assets ($37.7 million), primarily resulting from receipts for value added tax in the prior quarter and higher value added tax claims in the current quarter, and to an increase in cash used in inventories and non-current ore stockpiles ($23.7 million), partially offset by a decrease in cash used in accounts payable and accrued liabilities ($24.6 million).
Compared to the second quarter 2020, a decrease of $35.1 million in net cash from operating activities was primarily due to lower earnings after non-cash adjustments ($18.8 million), higher income taxes paid ($16.8 million) and unfavourable movements in non-cash working capital items due to an increase in cash used in inventory and non-current ore stockpiles ($11.5 million) and to a decrease in cash from receivables and other current assets (9.4 million), partially offset by a decrease in cash used in accounts payable and accrued liabilities ($9.9 million) and higher cash receipts from settlement of derivatives ($9.1 million).
The second quarter 2021 movements in non-cash working capital items and non-current ore stockpiles resulted in an outflow of $17.6 million broken down as follows:
•A use of cash in receivables and other current assets of $6.0 million, primarily due to new claims for value added tax;
•Inventories and non-current ore stockpiles were an outflow of $23.3 million, primarily due to higher cost of production at Rosebel due to operational challenges; and
•Accounts payable and accrued liabilities were an inflow of $11.7 million, primarily due to timing of payment of suppliers.
Investing Activities
Net cash used in investing activities for the second quarter 2021 was $161.7 million, an increase of $98.4 million from the prior quarter, primarily due to an increase in capital expenditures for property, plant and equipment ($50.0 million), capitalized borrowing costs paid ($8.8 million), acquisition of a royalty recorded in exploration and evaluation assets ($5.0 million), a decrease in net proceeds from the sale of royalty portfolio ($25.5 million) and a decrease in repayments from Staatsolie ($8.7 million).
Compared to the second quarter 2020, net cash used in investing activities increased by $125.5 million, primarily due to an increase in capital expenditures for property, plant and equipment ($93.7 million) and proceeds received on the establishment of the Rosebel UJV in the same prior year period ($34.0 million).
Financing Activities
Net cash used in financing activities for the second quarter 2021 was $16.0 million, an increase of $1.8 million from the prior quarter, primarily due to an increase in interest paid ($5.7 million), partially offset by a decrease in dividends paid to non-controlling interest ($2.4 million) and other financing activities ($2.2 million).
Compared to the second quarter 2020, net cash used in financing activities increased by $15.3 million, primarily due to proceeds received from equipment loans in the same prior year period ($10.9 million) and an increase in interest paid ($2.5 million).

IAMGOLD CORPORATION Second Quarter 2021 Management’s Discussion and Analysis	25

Market Trends
Global Financial Market Conditions and Gold Price
Gold traded in a volatile range of $1,706 to $1,917 in the second quarter 2021. Price movements were highly correlated with concerns of inflation. Gold rallied in April on positive inflation surprises and the dovish posture of the U.S. Federal Reserve. It subsequently corrected after the Federal Reserve expressed a more hawkish view that inflation will be transitory.
The price of gold is a key driver of the Company’s profitability. The average and closing market gold price and the Company’s average realized gold price in the second quarter 2021 are set out below. The Company’s hedging strategy is designed to mitigate gold price risk during the Côté Gold construction period. See "Market Risk" for more information.

	Q2 2021	Q1 2021	Q2 2020	YTD 2021	YTD 2020
Average market gold price ($/oz)	$1,816	$1,794	$1,711	$1,805	$1,647
Average realized gold price[1] ($/oz)	$1,800	$1,781	$1,724	$1,788	$1,663
Closing market gold price ($/oz)	$1,763	$1,691	$1,768	$1,763	$1,768
1This is a non-GAAP measure. See "Non-GAAP Performance Measures".
Currency and Oil Prices
The U.S. dollar is the Company’s functional currency. The Company's revenues are denominated in U.S. dollars as gold is priced in U.S. dollars. The Company’s main exposures are to the Canadian dollar and oil prices, which affect the Company’s Canadian and international mining activities and operations.
The U.S. dollar weakened approximately 1.5% against the Canadian dollar in the second quarter 2021 compared to the prior quarter. Interest rate differential did not favour the U.S. dollar. The difference in yields between the 2-year U.S. Treasury and the 2-year Canadian bond was about 0.2 percentage points at the end of the second quarter. This differential has consistently trended lower during the quarter.
The Company's Canadian dollar exposures relate to operational and capital expenditures in Canada. The Company’s hedging strategy was designed to mitigate the risk of exposure to exchange rate volatility of the Canadian dollar. See "Market Risk".
The Company has minimal residual exposure to euro denominated operational and capital expenditures in West Africa as it sells a portion of its gold in euros.
The prices of Brent and WTI were approximately 70% higher than in the prior quarter. Signs that the global economy is recovering strongly coupled with rapidly declining crude inventories all combined to push oil prices higher.
The Company's oil exposures relate primarily to its mining operations in West Africa and South America. The Company’s hedging strategy was designed to mitigate the risk of oil price appreciation given it is a significant input cost in the production of gold. See "Market Risk".

	Q2 2021	Q1 2021	Q2 2020	YTD 2021	YTD 2020
Average rates
USDCAD	1.2288	1.2661	1.3856	1.2471	1.3646
EURUSD	1.2047	1.2053	1.1013	1.2051	1.1021
Closing rates
USDCAD	1.2405	1.2572	1.3615	1.2405	1.3615
EURUSD	1.1851	1.1743	1.1237	1.1851	1.1237
Average Brent price ($/barrel)	$69	$61	$33	$65	$42
Closing Brent price ($/barrel)	$75	$64	$41	$75	$41
Average WTI price ($/barrel)	$66	$58	$28	$62	$37
Closing WTI price ($/barrel)	$73	$59	$39	$73	$39
Sensitivity Impact
The following table provides estimated cost per ounce sensitivities around certain inputs, excluding the impact of the Company’s hedging program which can affect the Company’s operating results, assuming guided 2021 updated production and costs levels:

	Change of	Annualized impact on Cost of Sales $/oz	Annualized impact on Cash Costs[1] $/oz	Annualized impact on All-in Sustaining Costs[1] $/oz
Gold price[2]	$100/oz	$7	$7	$7
Oil price	$10/barrel	$17	$17	$18
USDCAD	$0.10	$13	$13	$20
EURUSD	$0.10	$18	$18	$23
1This is a non-GAAP measure. See "Non-GAAP Performance Measures". Cash costs and all-in sustaining costs per ounce of gold sold consist of Essakane, Rosebel and Westwood on an attributable basis of 90%, 95% and 100%, respectively.
2Gold price sensitivities relate to royalties and additional costs with a gold price link, which are included in total cost of sales, cash costs and all-in sustaining costs.

IAMGOLD CORPORATION Second Quarter 2021 Management’s Discussion and Analysis	26

Market Risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates and that this in turn affects the Company’s financial condition. The Company establishes trading agreements with counterparties under which there is no requirement to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative.
Currency Exchange Rate Risk
The Company’s functional currency is the U.S. dollar which creates currency exchange risk exposure primarily associated with its expenditures denominated in Canadian dollars and euros. To manage this risk, the Company uses various hedging strategies, including selling a portion of its gold in euros to create a natural off-set to the exposure and derivative contracts such as forwards or options. Option contracts can be combined through the use of put option contracts and call option contracts (collar structure), within a range of expiry dates and strike prices.
Oil Contracts and Fuel Market Price Risk
Brent and West Texas Intermediate (“WTI”) are components of diesel and fuel oil which are among the key inputs impacting the Company’s costs. To manage the risk associated with the fluctuation in the costs of these commodities, the Company uses various hedging strategies, such as the use of options. Option contracts can be combined through the use of put option contracts and call option contracts (collar structure), within a range of expiry dates and strike prices.
Gold Contracts and Market Price Risk
The Company’s primary source of revenue is gold. To manage the risk associated with the fluctuation in the price of gold, the Company uses various hedging strategies, such as the use of call option contracts. Option contracts can also be combined with the use of put option contracts and call option contracts (collar structure), within a range of expiry dates and strike prices. The Company’s hedging strategy is designed to mitigate gold price risk during the Côté Gold construction period.
Summary of Hedge Portfolio
At June 30, 2021, the Company’s outstanding hedge derivative contracts, derivative contracts and gold sale prepayment arrangements were as follows:

	2021	2022	2023	2024
Foreign Currency
Canadian dollar contracts[1] (millions of C$)	156	330	185	—
Rate range[1] (USDCAD)	1.28 – 1.47	1.30 – 1.48	1.30 – 1.46	—
Hedge ratio[2]	31%	37%	38%	—

Commodities[3,4]
Brent oil contracts (thousands of barrels)	294	520	428	270
Contract price range ($/barrel of crude oil)	54 – 65	50 – 65	41 – 65	41 – 55
Hedge ratio[2]	77%	71%	57%	37%

WTI oil contracts (thousands of barrels)	308	573	473	270
Contract price range ($/barrel of crude oil)	31 – 62	38 – 62	36 – 60	38 – 50
Hedge ratio[2]	98%	90%	70%	40%

Gold bullion contracts (thousands of ounces)	98	38	93	—
Gold sale prepayment arrangements (thousands of ounces)[5]	—	150	—	150
Contract price range ($/ounce)	1,600 – 3,000	1,300 – 3,000	1,700 – 2,700	1,700 – 2,100
Hedge ratio[2]	29%	28%	10%	11%
1The Company executed Canadian dollar collar options, which consist of Canadian dollar call and put options within the given range in 2021 through 2023. The Company will recognize a gain from the difference between a lower market price and the Canadian dollar call strike price. The Company will incur a loss from the difference between a higher market price and the Canadian dollar put strike price. 2022 includes the Target Accrual Redemption Forward ("TARF") discussed below.
2The Company calculates hedge ratios based on future estimates of operating and capital expenditures (such as its Canadian dollar operating and capital expenditures at Westwood and its corporate office, and Canadian dollar capital expenditures at Côté Gold during the construction period), future estimated uses of commodities and future estimated production. Outstanding hedge derivative contracts and derivative contracts are allocated based on a specified allocation methodology.
3The Company executed Brent and WTI collar options, which consist of Brent and WTI put and call options with strike prices within the given range in 2021 through 2024. The Company will incur a loss from the difference between a lower market price and the put strike price. The Company will recognize a gain from the difference between a higher market price and the call strike price.
4The Company executed gold collar options, which consist of gold put and call options with strike prices within the given range in 2021 and 2024. The Company will incur a loss from the difference between a higher market price and the call strike price. The Company will recognize a gain from the difference between a lower market price and the put strike price.
5Includes a collar instrument on 100,000 ounces in relation to the 2024 gold sale prepayment arrangement. See "Financial Condition – Liquidity and Capital Resources".

IAMGOLD CORPORATION Second Quarter 2021 Management’s Discussion and Analysis	27

The Company entered into a TARF structure as part of its strategy to manage exposure to the Canadian dollar. The Company has not designated the TARF financial derivative contract as a hedge for accounting purposes, although the Company does consider this arrangement to be an effective economic hedge. The derivative structure includes a termination feature as well as a leverage component. Contractual terms of the TARF include the following:
•The term of the arrangement is 30 months from January 2022 to June 2024, unless terminated early in accordance with its terms.
•If the USDCAD exchange rate is below the strike price of 1.30675 on any monthly option fixing date, the Company will deliver USD at the strike price on the CAD equivalent notional amount of C$10 million and will receive C$10 million.
•If the USDCAD exchange rate is above the strike price of 1.30675 on any monthly option fixing date, the Company will deliver USD at the strike price on the CAD equivalent notional amount of C$20 million and will receive C$20 million.
•If the USDCAD exchange rate is below the strike price, the Company will exercise the monthly option. When the Company has exercised the monthly option 12 times between January 2022 and June 2024, the structure will terminate.
Shareholders' Equity

Number issued and outstanding (millions)	June 30, 2021	August 3, 2021
Common shares	476.7	476.7
Share options[1]	5.1	5.1
1Refer to note 27 of the consolidated interim financial statements for all outstanding equity awards.
QUARTERLY FINANCIAL REVIEW

	2021		2020				2019
($ millions, except where noted)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues	$265.6	$297.4	$347.5	$335.1	$284.6	$274.5	$293.4	$274.4
Net earnings (loss) from continuing operations[1]	$(0.3)	$21.7	$68.0	$(7.7)	$27.3	$(32.9)	$(291.1)	$(8.4)
Net earnings (loss) from discontinued operations	$—	$—	$4.1	$—	$—	$—	$(50.1)	$7.2
Net earnings (loss) attributable to equity holders	$(4.5)	$19.5	$63.1	$(11.6)	$25.5	$(34.4)	$(353.9)	$(3.0)
Basic and diluted earnings (loss) per share attributable to equity holders	$(0.01)	$0.04	$0.13	$(0.02)	$0.05	$(0.07)	$(0.76)	$—
1In the fourth quarter 2019, Net loss from continuing operations was higher primarily due to impairment charges, net of reversal.
The reasons for the variances between the current year-to-date operating performance compared to the prior year year-to-date operating performance are similar to the reasons explained for the variances between the current quarter and prior year quarter operating performance and discussed in more detail above.
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures
The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is communicated to senior management to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined under the rules of the Canadian Securities Administration, was conducted as at December 31, 2020 under the supervision of the Company’s Disclosure Committee and with the participation of management. Based on the results of that evaluation, the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") concluded that the Company’s disclosure controls and procedures were effective as at December 31, 2020 providing reasonable assurance that the information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in accordance with securities legislation.
Since the December 31, 2020 evaluation, there have been no material changes to the Company's disclosure controls and procedures and their design remains effective.

IAMGOLD CORPORATION Second Quarter 2021 Management’s Discussion and Analysis	28

Internal Control over Financial Reporting
Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of consolidated financial statements in compliance with IFRS as issued by the International Accounting Standards Board ("IASB"). The Company’s internal control over financial reporting includes policies and procedures that:
•pertain to the maintenance of records that accurately and fairly reflect the transactions of the Company;
•provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS as issued by the IASB;
•ensure the Company’s receipts and expenditures are made only in accordance with authorization of management and the Company’s directors; and
•provide reasonable assurance regarding prevention or timely detection of unauthorized transactions that could have a material effect on the consolidated financial statements.
An evaluation of the effectiveness of the Company’s internal control over financial reporting, including an evaluation of material changes that may have materially affected or are reasonably likely to have materially affected the internal controls over financial reporting based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, was conducted as of December 31, 2020 by the Company’s management, including the CEO and CFO. Based on this evaluation, management, including the CEO and the CFO, has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2020.
There have been no material changes in the Company's internal control over financial reporting or in other factors that could affect internal controls during the second quarter 2021 and their design remains effective.
Limitations of Control and Procedures
The Company’s management, including the CEO and CFO believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.
CRITICAL JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its consolidated financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.
The critical judgments, estimates and assumptions applied in the preparation of the Company's consolidated financial statements are reflected in note 3 of the Company's audited annual consolidated financial statements for the year ended December 31, 2020.
Qualified Person and Technical Information
The technical and scientific information relating to exploration activities disclosed in this document was prepared under the supervision of and verified and reviewed by Craig MacDougall, P.Geo., Executive Vice President, Growth, IAMGOLD. Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.
Data verification involves data input and review by senior project geologists at site, scheduled weekly and monthly reporting to senior exploration management and the completion of project site visits by senior exploration management to review the status of ongoing project activities and data underlying reported results. All drilling results for exploration projects or supporting resource and reserve estimates referenced in this MD&A have been previously reported in news release disclosures either by the Company or the project operator as the case may be (see referenced news releases) and have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects. The sampling and assay data from drilling programs are monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Drill core (HQ and NQ size) samples are selected by the project geologists and sawn in half with a diamond saw at the project site. Half of the core is typically retained at the site for reference purposes. Generally, sample intervals are 1.0 to 1.5 metres in length and reverse circulation holes are sampled at 1.0 metre intervals at the drill rig. Samples are prepared and analyzed at site for the Company's producing mines and at accredited regional laboratories for the Company's exploration projects, using analysis techniques such as standard fire assay with a 50 gram charge; fire assay with gravimetric finish, or LeachWELL rapid cyanide leach with fire assay with a 50 gram charge.
NEW ACCOUNTING STANDARDS

For a discussion of new accounting standards adopted and new accounting standards issued but not yet effective that may impact the Company, refer to note 3 of the Company’s consolidated interim financial statements.

IAMGOLD CORPORATION Second Quarter 2021 Management’s Discussion and Analysis	29

RISKS AND UNCERTAINTIES

The Company is subject to various business, financial, operational and other risks, uncertainties, contingencies and other factors which could materially adversely affect the Company’s future business, operations and financial condition and could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described under the heading "Cautionary Statement Regarding Forward-Looking Information".
Readers of this MD&A should consider the information included or incorporated by reference in this document and the Company’s consolidated financial statements and related notes for the six months ended June 30, 2021. The nature of the Company’s activities and the locations in which it operates mean that the Company’s business generally is exposed to significant risk factors, known and unknown, many of which are beyond its control. Managing these risks is a key component of the Company’s business strategy and is supported by a risk management culture and an effective enterprise risk management (“ERM”) system. The Company’s view of risks is not static. An important component of the ERM approach is to ensure key risks which are evolving or emerging are appropriately identified, managed and incorporated into existing ERM assessment, measurement, monitoring and reporting processes.
For a comprehensive discussion of the risk factors that affect the Company and its business, refer to the Company’s latest annual information form ("AIF"), filed with Canadian securities regulatory authorities at www.sedar.com and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov, as well as the 2020 year-end audited consolidated financial statements, the risk disclosures of each of which are incorporated herein.
The principal risks and uncertainties to the Company’s business, financial condition and/or results of operations that were identified by management as new or elevated in the second quarter 2021 are described above under "Market Risk" and below. However, no ERM framework or system, no matter how well designed or functioning, can ensure that all risks to the Company, at any point in time, are accurately identified, assessed, managed or effectively controlled and mitigated. As such, there may be additional new or elevated risks to the Company in the second quarter 2021 that are not described below.
Capital Allocation
In light of the Company’s strategic growth plans, there may be limited financial resources available for other investments. In addition, the availability of capital to finance the Company’s plans is subject to general economic conditions and lender and investor interest in the Company and its development plans. Accordingly, the Company must make choices amongst investment opportunities which it must rank by attractiveness and risk.
As the Company has prioritized the construction of Côté Gold, the Company has determined to deploy a significant amount of capital in pursuit of the timely completion of the project. As a result, the Company may have more limited financial resources available for other investments in various other properties in its portfolio such as Boto Gold, Diakha-Siribaya, Karita, Gosselin, Nelligan and Monster Lake.
The returns yielded by any investment are dependent in part on capital allocation decisions made by management based on the information available to the Company at the time those decisions are made; however, the Company may need to adjust capital allocation decisions in the future based on new information, such as in respect of operating performance and changes in project costs, which may adversely impact returns. There can be no assurance that the Company’s capital allocation and investment decisions will yield the anticipated returns and the impact of such decisions could limit future growth, profitability and liquidity. Ongoing and historical capital allocation decisions are typically underpinned by, among other consideration, liquidity, prevailing market conditions and corporate strategy based on the best information available at the time including technical, economic and other data points and may change with the change in such considerations and information.
Project Execution
Due to the substantial capital expenditures involved in mine development projects, developments are prone to cost overruns versus budget. Construction costs can be impacted by a wide variety of factors, certain of which are beyond the control of the Company. The significant capital expenditures and time period required to develop Côté Gold are considerable and changes in costs and market conditions or unplanned events or construction schedules can negatively affect project economics.
On July 22, 2021, the Company announced certain estimated Côté Gold project costs increases primarily driven by the factors set out under “Quarterly Updates – North America – Côté District, Canada”.
The significant capital expenditures and long time period required to develop new mines or other projects are considerable and changes in costs and market conditions or unplanned events or construction schedules can affect project economics. The Company may experience further increases in capital expenditures. In addition, construction and permitting delays could result in a prolonged schedule and increased project costs, and delay impacting mining activity or commissioning of the mill plant, which ultimately could impact the timing of production. Actual costs and economic returns may differ materially from the Company’s estimates.

IAMGOLD CORPORATION Second Quarter 2021 Management’s Discussion and Analysis	30

Operational Risks
A key assumption in the Company’s future growth plans is that existing mines meet or exceed production and cost targets and are able to generate free cash-flow. However, the Company’s production and cost targets or estimates depend on many factors certain of which are outside of the Company’s control, including those beyond the basis for design of the mine, mill and facilities, such as extreme weather events, difficult ground conditions, the nature of the orebody and including the type and variability of rock, defective equipment and improper use of specialized equipment, difficulty attracting and/or retaining experienced and skilled workforce, labour shortages or disruptions, political developments, pandemics and the performance of infrastructure. Mill performance, mill feed and materials consumption levels, equipment utilization and availability, and gold recovery are some of the other factors that impact operational performance.
Extreme weather events and climate change resulting in intense and lengthy rainy seasons, along with prolonged drought seasons or unprecedented low/high temperatures, could impact production, access to ore and milling, damage mine infrastructure and equipment and compromise the safety and health of the workforce and local communities. Rosebel's operations continued to be significantly slowed down in the second quarter by an unusually intense rainy season resulting in a negative impact to operational performance.
COVID-19 continues to be a risk to operations, requiring ongoing preventive health and safety measures and awareness at the Company's operations. The magnitude, duration and volatility of the risk is different in each region where the Company operates and variants of the COVID-19 virus continue to directly and indirectly impact the normal course of operations. Rosebel's operational performance was affected by the overall increase of COVID-19 cases in the country in the first half of 2021.
Asset Valuations
At the end of each reporting period, in accordance with IFRS, the Company reviews the carrying amount of its property, plant and equipment, exploration and evaluation assets and cash generating units ("CGUs") to determine whether there is any indication of impairment or reversal of previously recognized impairment. When an indicator is identified, the Company will perform an impairment test. An impairment test requires the Company to determine the recoverable amount of the CGU. The recoverable amount is determined as the higher of the CGU’s fair value less costs of disposal and value in use. If the carrying amount of the CGU exceeds its recoverable amount, an impairment charge is recorded against long-lived assets in the CGU.
In the second quarter 2021, the Company identified an indicator of impairment for the Côté Gold CGU. An impairment test was performed, and it was determined that the recoverable amount exceeded the carrying amount and, therefore, no impairment was required. The Company also reviewed the carrying amount of the Doyon CGU, including the Westwood mine, as at June 30, 2021 and determined that there was no indication of impairment. Had an indicator been identified, the Company would have performed an impairment test as discussed above. The carrying amount of the Doyon CGU was approximately $120 million, including long-lived assets of approximately $320 million.
Management uses various assumptions and estimates to determine the recoverable amount of a CGU which are subject to risks and uncertainties, particularly in market conditions where higher volatility exists, and may be partially or totally outside of the Company’s control. Therefore, it is reasonably possible that changes could occur with evolving economic and market conditions, which may affect the fair value of the Company’s property, plant and equipment, exploration and evaluation assets and CGUs resulting in either an impairment charge or reversal of previously recognized impairment. Certain of management’s numerous assumptions and estimates may be subjective and it is possible that actual future cash flows could be significantly different than those estimated.
Mineral Reserves and Mineral Resources Estimates
The Company’s mineral reserves and mineral resources are based on estimates of mineral content and quantity derived from limited information acquired through drilling and other sampling methods, and requires judgmental interpretations of geology, structure, grade distributions and trends, and other factors that may be beyond the Company’s control. No assurance can be given that the estimates are accurate or that the indicated level of metal will be produced.
The Company's geological model used to develop its mineral reserves and resource estimates can be affected by a number of factors, including: market price fluctuations of gold; increased production and capital and operating costs; reduced recovery rates; changes in the mine plan or pit design; or other technical, economic, and regulatory factors. Each such factor, alone or together with other factors, may render the Company’s proven mineral reserves and probable mineral reserves unprofitable to develop or continue to exploit at a particular site or sites for periods of time or may render mineral reserves containing relatively lower grade mineralization uneconomic.
The Company’s ability to recover estimated mineral reserves and mineral resources can also be affected by such factors as permitting regulations and requirements, weather, unusual or unexpected geological formations, seismic events, mining conditions, unforeseen technical difficulties, labour availability and relations, civil disturbances; supply shortages and community relations. Successful extraction requires safe and efficient mining and processing. Estimated mineral reserves may have to be recalculated based on actual production experience. Any of these factors may require the Company to reduce its mineral reserves and mineral resources, which could have a negative impact on the Company’s financial results.
As disclosed under "Quarterly Updates – South America – Rosebel District – Outlook", the Company has been working on a revised geological model for the Rosebel and Saramacca deposits to support the completion of an updated mineral resource and mineral reserve estimate to be released before the end of 2021. Based on currently available information and given the negative impact of certain factors, it is expected that the total mineral resources estimate will decrease.

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Any material reductions in estimates of mineral reserves and/or mineral resources or the Company’s ability to extract those mineral resources, could have a material adverse effect on the business and results of operations of the Company. A reduction in the Company’s estimated mineral reserves and/or mineral resources could require material write-downs in investment in the affected mining property and increased amortization, reclamation and closure charges.
NON-GAAP1 PERFORMANCE MEASURES

The Company uses certain non-GAAP performance measures in its MD&A, which are described in the following section. These non-GAAP performance measures do not have any standardized meaning prescribed by IFRS, may not be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
Average Realized Gold Price per Ounce Sold
Average realized gold price per ounce sold is intended to enable management to understand the average realized price of gold sold in each reporting period after removing the impact of non-gold revenues and by-product credits, which, in the Company's case, are not significant.
The following table provides a reconciliation of average realized gold price per ounce sold to revenues as per the consolidated interim financial statements.

($ millions, except where noted)	Q2 2021	Q1 2021	Q2 2020	YTD 2021	YTD 2020
Revenues	$265.6	$297.4	$284.6	$563.0	$559.1
By-product credit and other revenues	(0.2)	(0.4)	(0.6)	(0.6)	(1.7)
Revenues	$265.4	$297.0	$284.0	$562.4	$557.4
Sales (000s oz) – 100%	147	167	164	314	335
Average realized gold price per ounce[1,2] ($/oz)	$1,800	$1,781	$1,724	$1,788	$1,663
1Average realized gold price per ounce sold may not calculate based on amounts presented in this table due to rounding.
2Average realized gold price per ounce sold is calculated based on sales from the Company's Westwood, Rosebel and Essakane mines.

__________________________
1 GAAP - Generally accepted accounting principles.

IAMGOLD CORPORATION Second Quarter 2021 Management’s Discussion and Analysis	32

Cash Costs, Cash Costs per Ounce Sold, All-in Sustaining Costs and All-in Sustaining Costs per Ounce Sold
The Company reports cash costs, cash costs per ounce sold, all-in sustaining costs and all-in sustaining costs per ounce sold in order to provide investors with information about key measures used by management to monitor performance of mine sites in commercial production and its ability to generate positive cash flow.
Cash costs include mine site operating costs such as mining, processing, administration, royalties, production taxes and realized derivative gains or losses, exclusive of depreciation, reclamation, capital expenditures and exploration and evaluation costs. All-in sustaining costs include cost of sales exclusive of depreciation expense, sustaining capital expenditures, which are required to maintain existing operations, capitalized exploration, sustaining lease principal payments, environmental rehabilitation accretion and depreciation, by-product credits and corporate general and administrative costs. These costs are then divided by the Company’s attributable gold ounces sold by mine sites in commercial production to arrive at the cash costs per ounce sold and the all-in sustaining costs per ounce sold. The Company reports the all-in sustaining costs measure with and without a deduction for by-product credits and reports the measure for the Essakane, Rosebel and Westwood mines.
Prior to the second quarter of 2021, for cash costs, the Company divided these costs by its attributable gold ounces produced. This change has been completed in order to better align with peer companies that currently present these metrics on ounces sold basis. All comparative periods have been restated and updated accordingly.
The following table provides a reconciliation of cash costs and cash costs per ounce sold on an attributable basis to cost of sales as per the consolidated interim financial statements.

($ millions, except where noted)	Q2 2021	Q1 2021	Q2 2020	YTD 2021	YTD 2020
Cost of sales[1]	$237.7	$253.2	$228.3	$490.9	$470.9
Depreciation expense[1]	(69.7)	(74.0)	(58.4)	(143.7)	(121.8)
Cost of sales[1], excluding depreciation expense	$168.0	$179.2	$169.9	$347.2	$349.1
Adjust for:
Other mining costs[2]	(7.3)	(7.6)	(11.6)	(14.9)	(17.8)
Cost attributed to non-controlling interests[3]	(12.4)	(13.5)	(11.2)	(25.9)	(22.3)
Cash costs – attributable	$148.3	$158.1	$147.1	$306.4	$309.0

Total gold sales[4] (000 oz) – attributable	135	153	153	288	312
Cash costs[5] ($/oz sold) – attributable	$1,102	$1,031	$961	$1,064	$990
1As per note 28 of the consolidated interim financial statements for cost of sales and depreciation expense.
2Other mining costs include certain taxes and permits related costs, community development costs and prior period operating costs, partially offset by by-product credits.
3Adjustments for the consolidation of Essakane (90%) and Rosebel (95%) to their attributable portion of cost of sales.
4Consists of Essakane, Rosebel and Westwood on an attributable basis of 90%, 95% and 100%, respectively.
5Cash costs per ounce sold may not calculate based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION Second Quarter 2021 Management’s Discussion and Analysis	33

The following table provides a reconciliation of all-in sustaining costs and all-in sustaining costs per ounce sold on an attributable basis to cost of sales as per the consolidated interim financial statements.

($ millions, attributable, except where noted)	Q2 2021	Q1 2021	Q2 2020	YTD 2021	YTD 2020
Cost of sales[1]	$237.7	$253.2	$228.3	$490.9	$470.9
Depreciation expense[1]	(69.7)	(74.0)	(58.4)	(143.7)	(121.8)
Cost of sales[1], excluding depreciation expense	$168.0	$179.2	$169.9	$347.2	$349.1
Adjust for:
Sustaining capital expenditures[1]	23.9	13.7	20.4	37.6	35.2
Corporate general and administrative costs[2]	11.3	8.9	8.3	20.2	19.8
Other costs[3]	3.3	3.4	(3.4)	6.7	(0.5)
Cost attributed to non-controlling interests[4]	(15.1)	(15.3)	(13.3)	(30.4)	(26.0)
All-in sustaining costs – attributable	$191.4	$189.9	$181.9	$381.3	$377.6

Total gold sales[5] (000s oz) – attributable	135	153	153	288	312
All-in sustaining costs[5] ($/oz sold) – attributable	$1,422	$1,238	$1,189	$1,324	$1,210
All-in sustaining costs excluding by-product credit[6] ($/oz sold) – attributable	$1,424	$1,240	$1,193	$1,326	$1,216
1Refer to note 28 of the consolidated interim financial statements for cost of sales and depreciation expense and refer to the capital expenditures table of the MD&A for 2021 sustaining capital expenditures, on a 100% basis.
2Corporate general and administrative costs exclude depreciation expense.
3Other costs include sustaining lease principal payments, environmental rehabilitation accretion and depletion and prior period operating costs partially offset by by-product credits
4Adjustments for the consolidation of Essakane (90%) and Rosebel (95%) to their attributable portion of cost of sales.
5Consists of Essakane, Rosebel and Westwood on an attributable basis of 90%, 95% and 100%, respectively.
6All-in sustaining costs per ounce sold may not calculate based on amounts presented in this table due to rounding.
Net Cash from Operating Activities before Changes in Working Capital
The Company makes reference to net cash from operating activities before changes in working capital. Working capital can be volatile due to numerous factors, including a build-up or reduction of inventories. Management believes by excluding these non-cash items, this non-GAAP measure provides investors with the ability to better evaluate the operating cash flow performance of the Company.
The following table provides a reconciliation of net cash from operating activities before changes in working capital to net cash from operating activities.

($ millions, except where noted)	Q2 2021	Q1 2021	Q2 2020	YTD 2021	YTD 2020
Net cash from operating activities	$37.3	$101.7	$72.4	$139.0	$116.4
Adjusting items from non-cash working capital items and non-current ore stockpiles
Receivables and other current assets	6.0	(31.7)	(3.4)	(25.7)	4.6
Inventories and non-current ore stockpiles	23.3	(0.4)	11.8	22.9	21.5
Accounts payable and accrued liabilities	(11.7)	12.9	(1.8)	1.2	9.3
Net cash from operating activities before changes in working capital	$54.9	$82.5	$79.0	$137.4	$151.8

IAMGOLD CORPORATION Second Quarter 2021 Management’s Discussion and Analysis	34

Mine-Site Free Cash Flow
Mine-site free cash flow is calculated as cash flow from mine-site operating activities less mine-site related property, plant and equipment expenditures. The Company believes this measure is useful to investors in assessing the Company's ability to operate its mine sites without reliance on additional borrowing or usage of existing cash.

($ millions, except where noted)	Q2 2021	Q1 2021	Q2 2020	YTD 2021	YTD 2020
Net cash from operating activities	$37.3	$101.7	$72.4	$139.0	$116.4
Add:
Operating cash flow used by non-mine site activities	24.0	27.1	22.6	51.1	48.1
Cash flow from operating mine sites	$61.3	$128.8	$95.0	$190.1	$164.5

Capital expenditures	$152.3	$102.5	$58.2	$254.8	$125.7
Less:
Capital expenditures from construction and development projects and corporate	(92.9)	(63.2)	(16.2)	(156.1)	(26.7)
Capital expenditure from operating mine-sites	$59.4	$39.3	$42.0	$98.7	$99.0
Mine-site free cash flow	$1.9	$89.5	$53.0	$91.4	$65.5
Net Cash
Net cash is calculated as cash, cash equivalents and short-term investments less long-term debt, lease liabilities and the drawn portion of the revolving credit facility. The Company believes this measure provides investors with additional information regarding the liquidity position of the Company.

($ millions, except where noted)	June 30	March 31	December 31
	2021	2021	2020
Cash, cash equivalents	$824.9	$963.0	$941.5
Short-term investments	4.9	4.8	6.0
Lease liabilities	(62.2)	(63.8)	(66.8)
Long-term debt[1]	(473.5)	(475.2)	(478.2)
Revolving credit facility	(1.8)	(1.8)	(1.7)
Net cash	$292.3	$427.0	$400.8
1Includes principal amount for the Notes of $450 million and equipment loans of $23.5 million (March 31, 2021 - $450 million and $25.2 million, respectively, December 31, 2020 - $450 million and $28.2 million, respectively). Excludes deferred transaction costs and embedded derivative on the Notes.

IAMGOLD CORPORATION Second Quarter 2021 Management’s Discussion and Analysis	35

Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") and Adjusted EBITDA
EBITDA, which the Company defines as earnings before income taxes, depreciation and finance costs, is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures.
Adjusted EBITDA represents EBITDA excluding certain impacts such as changes in estimates of asset retirement obligations at closed sites, unrealized (gain) loss on non-hedge derivatives and warrants, impairment charges and reversal of impairment charges, write-down of assets and foreign exchange (gain) loss. Management believes this additional information is useful to investors in understanding the Company’s ability to generate liquidity from operating cash flow, by excluding these amounts from the calculation as they are not indicative of the performance of the underlying operations for the periods presented.
The following table provides a reconciliation of EBITDA and Adjusted EBITDA to the consolidated financial statements:

($ millions, except where noted)	Q2 2021	Q1 2021	Q2 2020	YTD 2021	YTD 2020
Earnings before income taxes	$10.9	$32.2	$41.6	$43.1	$12.3
Add:
Depreciation	70.2	74.4	58.8	144.6	122.6
Finance costs	5.9	7.2	5.3	13.1	11.5
EBITDA	$87.0	$113.8	$105.7	$200.8	$146.4
Adjusting items:
Unrealized (gain) loss on embedded derivatives – 7% senior notes	—	—	(17.0)	—	(5.0)
Unrealized (gain) loss on embedded derivatives – 5.75% senior notes	(8.6)	3.1	—	(5.5)	—
Unrealized (gain) loss on embedded derivatives – Rosebel power purchase agreement	0.5	(2.7)	6.2	(2.2)	23.3
Unrealized loss on warrants	—	—	—	—	0.9
Unrealized loss on TARF	1.1	—	—	1.1	—
Gain on sale of royalties	(10.2)	(35.7)	—	(45.9)	—
Gain on the establishment of the Rosebel UJV	—	—	(16.9)	—	(16.9)
Insurance recoveries	(10.2)	—	—	(10.2)	—
Restructuring costs	1.0	—	—	1.0	—
Rosebel temporary suspension costs	—	—	8.1	—	8.1
COVID-19 expenses, net of subsidy[1]	4.9	4.5	7.4	9.4	7.4
Care and maintenance costs at Westwood	11.4	13.1	3.9	24.5	5.2
Write-down of assets	0.8	0.7	—	1.5	0.5
Write-down of stockpiles/finished goods	11.2	—	—	11.2	—
Foreign exchange (gain) loss	(4.0)	3.3	(0.9)	(0.7)	4.0
Prior period operating costs	—	—	6.2	—	6.2
Unrealized gain on bond investments	(0.1)	—	(0.2)	(0.1)	(0.2)
Adjusted EBITDA	$84.8	$100.1	$102.5	$184.9	$179.9
1COVID-19 expenses pertain to incremental costs incurred resulting from the impact of COVID-19 on the operations of the Company. Specifically, costs related to incremental labour, transportation, safety and other operational measures and processes implemented to manage the impact of COVID-19. The COVID-19 expenses of $4.9 million are presented net of subsidies received by the Company of $nil (first quarter 2021 - $4.5 million and $nil, second quarter 2020 - $12.8 million and $5.4 million).

IAMGOLD CORPORATION Second Quarter 2021 Management’s Discussion and Analysis	36

Adjusted Net Earnings (Loss) Attributable to Equity Holders
Management believes these measures better reflect the Company’s performance for the current period and are better indications of its expected performance in future periods. These measures are used internally by the Company to evaluate the performance of its underlying operations and to assist with its planning and forecasting of future operating results. As such, the Company believes these measures are useful to investors in assessing the Company’s underlying performance. Adjusted net earnings (loss) attributable to equity holders represents net earnings (loss) attributable to equity holders excluding certain impacts, net of taxes, such as changes in estimates of asset retirement obligations at closed sites, unrealized (gain) loss on non-hedge derivatives and warrants, impairment charges and reversal of impairment charges, write-down of assets and foreign exchange (gain) loss. These measures are not necessarily indicative of net earnings (loss) or cash flows as determined under IFRS.
The following table provides a reconciliation of earnings before income taxes and non-controlling interests as per the Consolidated statements of earnings of $10.9 million, to an adjusted net loss attributable to equity holders of the Company of $3.6 million in second quarter 2021.

($ millions, except where noted)	Q2 2021	Q1 2021	Q2 2020	YTD 2021	YTD 2020
Earnings before income taxes and non-controlling interests	$10.9	$32.2	$41.6	$43.1	$12.3
Adjusting items:
Unrealized (gain) loss on embedded derivatives – 7% senior notes	—	—	(17.0)	—	(5.0)
Unrealized (gain) loss on embedded derivatives - 5.75% senior notes	(8.6)	3.1	—	(5.5)	—
Unrealized (gain) loss on embedded derivatives - Rosebel power purchase agreement	0.5	(2.7)	6.2	(2.2)	23.3
Unrealized loss on warrants	—	—	—	—	0.9
Unrealized loss on TARF	1.1	—	—	1.1	—
Gain on sale of royalties	(10.2)	(35.7)	—	(45.9)	—
Gain on establishment of the Rosebel UJV	—	—	(16.9)	—	(16.9)
Insurance recoveries	(10.2)	—	—	(10.2)	—
Restructuring costs	1.0	—	—	1.0	—
Rosebel temporary suspension costs	—	—	8.1	—	8.1
COVID-19 expenses, net of subsidy[1]	4.9	4.5	7.4	9.4	7.4
Care and maintenance costs at Westwood	11.4	13.1	3.9	24.5	5.2
Write-down of assets	0.8	0.7	—	1.5	0.5
Write-down of stockpiles/finished goods	11.2	—	—	11.2	—
Foreign exchange (gain) loss	(4.0)	3.3	(0.9)	(0.7)	4.0
Prior period operating costs	—	—	6.2	—	6.2
Unrealized gain on bond investments	(0.1)	—	(0.2)	(0.1)	(0.2)
Adjusted earnings before income taxes and non-controlling interests	$8.7	$18.5	$38.4	$27.2	$45.8
Income taxes	(11.2)	(10.5)	(14.3)	(21.7)	(17.9)
Tax on foreign exchange translation of deferred income tax balances	(1.5)	(0.5)	1.4	(2.0)	1.6
Tax impact of adjusting items	4.6	0.9	(3.6)	5.5	(9.7)
Non-controlling interests	(4.2)	(2.2)	(1.8)	(6.4)	(3.3)
Adjusted net earnings (loss) attributable to equity holders	$(3.6)	$6.2	$20.1	$2.6	$16.5
Adjusted net earnings (loss) per share attributable to equity holders	$(0.01)	$0.01	$0.04	$0.01	$0.03
Basic weighted average number of common shares outstanding (millions)	476.6	475.8	471.7	476.2	470.9
1COVID-19 expenses pertain to incremental costs incurred resulting from the impact of COVID-19 on the operations of the Company. Specifically, costs related to incremental labour, transportation, safety and other operational measures and processes implemented to manage the impact of COVID-19. The COVID-19 expenses of $4.9 million are presented net of subsidies received by the Company of $nil (first quarter 2021 - $4.5 million and $nil, second quarter 2020 - $12.8 million and $5.4 million).

IAMGOLD CORPORATION Second Quarter 2021 Management’s Discussion and Analysis	37

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included in this MD&A, including any information as to the Company’s future financial or operating performance and other statements that express management’s expectations or estimates of future performance, including statements in respect of the prospects and/or development of the Company’s projects, other than statements of historical fact, constitutes forward-looking information or forward-looking statements within the meaning of applicable securities laws (collectively referred to herein as “forward-looking statements”) and such forward-looking statements are based on expectations, estimates and projections as of the date of this MD&A. For example, forward-looking statements in this MD&A include, without limitation, those under the headings “Outlook”, "Market Trends", “Quarterly Updates” and "Exploration" and include, but are not limited to, statements with respect to: construction costs and site expenditures; the impact of COVID-19 on the Company, including its operations, the project schedule for Côté Gold, key inputs, staffing and contractors; the Company’s guidance for production; cost of sales; cash costs; all-in sustaining costs; the timing and amount of estimated future production; costs of production; depreciation expense; effective tax rate; expected capital expenditures; operations outlook; expected benefits from the operational improvements and de-risking strategies enacted by the Company; the Company's plan achieve net zero emissions; the resumption of strategic mine development activities; development and expansion projects; exploration; impairment assessments and estimates; the expected receipt of permits; permitting timelines; sale transactions; the future price of gold and other commodities; foreign exchange rates and currency fluctuations; requirements for additional capital; the Company's capital allocation; the estimation of mineral reserves and mineral resources; the realization of mineral reserve and mineral resource estimates; the construction of Côté Gold; and government regulation of mining operations. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Forward-looking statements are generally identifiable by the use of words such as “may”, “will”, “should”, “continue”, “expect”, "budget", "forecast", “anticipate”, “estimate”, “believe”, “intend”, “plan”, "schedule", “guidance”, “outlook”, “potential”, "transformational", "best-in-class", "top-tier", “seek”, “targets”, "suspended", "superior return(s)", "superior shareholder return(s)", "cover", “strategy”, "superior" or “project” or the negative of these words or other variations on these words or comparable terminology.
The Company cautions the reader that forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, financial, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them. Forward-looking statements are also based on numerous material factors and assumptions, including as described in this MD&A, including with respect to: the Company's present and future business strategies; operations performance within expected ranges; anticipated future production and cash flows; local and global economic conditions and the environment in which the Company will operate in the future; the price of gold, copper, silver and other key commodities; projected mineral grades; international exchanges rates; anticipated capital and operating costs; the availability and timing of required governmental and other approvals for the construction of the Company's projects.
Risks, uncertainties, contingencies and other factors that could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements include, without limitation: the Company's business strategies; political and legal risks; the ongoing impact of COVID-19 and its variants on the Company and its workforce, the availability of labour and contractors, key inputs for the Company and global supply chains; the volatility of the Company's securities; litigation; contests over title to properties, particularly title to undeveloped properties; mine closure and rehabilitation risks; management of certain of the Company's assets by other companies or joint venture partners; the lack of availability of insurance covering all of the risks associated with a mining company's operations; business risks, including pandemics, adverse environmental conditions and hazards; unexpected geological conditions; potential shareholder dilution; potential activist engagements; increasing competition in the mining sector; ability to successfully integrate acquired assets; the profitability of the Company being highly dependent on the condition and results of the mining industry as a whole, and the gold mining industry in particular; changes in the global prices for gold, copper, silver or certain other commodities (such as diesel and electricity); consolidation in the gold mining industry; legal, litigation, legislative, political or economic risks and new developments in the jurisdictions in which the Company carries on business; government actions taken in response to COVID-19, including new variants of COVID-19, and any worsening thereof; changes in taxes, including mining tax regimes; the failure to obtain in a timely manner from authorities key permits, authorizations or approvals necessary for exploration, development or operation, operating or technical difficulties in connection with mining or development activities, including geotechnical difficulties and major equipment failure, such as a conveyor belt breakdown; seismicity, such as the seismic event that occurred at Westwood mine on October 30, 2020; the inability to participate in any gold price increase above the cap in any collar transaction entered into in conjunction with a gold sale prepayment arrangement; the availability of capital; the level of liquidity and capital resources; access to capital markets and financing; the Company's level of indebtedness; the Company's ability to satisfy covenants under its credit facilities; movements in interest rates; adverse changes in the Company’s credit rating; the Company's choices in capital allocation; effectiveness of the Company's ongoing cost containment efforts; the ability to execute on the Company's de-risking activities and measures to improve operations; risks related to third-party contractors, including reduced control over aspects of the Company's operations and/or the failure of contractors to perform; risks arising from holding derivative instruments; changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; capital and currency controls in foreign jurisdictions; assessment of carrying values for the Company’s assets, including the ongoing potential for material impairment and/or write-downs of such assets; the speculative

IAMGOLD CORPORATION Second Quarter 2021 Management’s Discussion and Analysis	38

nature of exploration and development, including the risks of diminishing quantities or grades of reserves; the fact that reserves and resources, expected metallurgical recoveries, capital and operating costs are estimates which may require revision; the presence of unfavourable content in ore deposits, including clay and coarse gold; inaccuracies in life of mine plans; failure to meet operational targets; equipment malfunctions; security risks, including civil unrest, war or terrorism; information systems security threats and cybersecurity; laws and regulations governing the protection of the environment; employee relations and labour disputes; the maintenance of tailings storage facilities and the potential for a major spill or failure of the tailings facilities due to uncontrollable events, such as extreme weather or seismic events; potential for failure of the hydrostatic plug at the Westwood mine; lack of reliable infrastructure, including access to roads, bridges, power sources and water supplies; physical and regulatory risks related to climate change; unpredictable weather patterns and challenging weather at mine sites, such as the unusual levels of rain at the Rosebel mine in 2021; attraction and retention of key employees and other qualified personnel; availability and increasing costs associated with mining inputs and labour, negotiations with respect to new, reasonable collective labour agreements may not be agreed to; the availability of qualified contractors and the ability of contractors to timely complete projects on acceptable terms; the relationship with the communities surrounding the Company's operations and projects; indigenous rights or claims; illegal mining; the potential direct or indirect operational impacts resulting from external factors, including infectious diseases or pandemics, such as the COVID-19 outbreak, or adverse weather conditions; and the inherent risks involved in the exploration, development and mining business generally. Please see the Company’s AIF or Form 40-F available on www.sedar.com or www.sec.gov/edgar.shtml for a comprehensive discussion of the risks faced by the Company and which may cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by forward-looking statements.
Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

IAMGOLD CORPORATION Second Quarter 2021 Management’s Discussion and Analysis	39